Exhibit 99.3

STARFIELD RESOURCES INC.

Annual Information Form

Fiscal PERIOD Ended FEBRUARY 29, 2012

MAY 29, 2012

Table of Contents

PRELIMINARY NOTES	1

Date of Information	1
Currency	1
Conversion Factors	1
Forward-Looking Statements	1
Note to U.S. Investors	2

CORPORATE STRUCTURE	2

Name, Address and Incorporation	2

GENERAL DEVELOPMENT OF THE BUSINESS	3

Three Year History	3

DESCRIPTION OF THE BUSINESS	8

Business in General	8
Competitive Conditions	9
Cycles	9
Environmental Protection	9
Number of Employees	9
Risk Factors	9

MINERAL PROJECTS	17

FERGUSON LAKE PROPERTY	18
Overview	18
Project Description and Location	18
Accessibility, Climate, Local Resources, Infrastructure and Physiography	20
History	21
Geological Setting	22
Exploration	25
Sampling Methods, Security and Analytical Procedures	28
Data Verification	29
Mineral Resource Estimates	30
Current Exploration and Development	38

HYDROMETALLURGICAL PROCESS	42

STILLWATER PROPERTY	46
Project Description and Location	46
Accessibility, Climate, Local Resources, Infrastructure and Physiography	48
History	48
Geological Setting	49
Exploration	50
Sampling Methods, Security and Analytical Procedures	51
Mineral Resource Estimates	52
Current Exploration and Development	52

SUPERIOR PROPERTY	54
Project Description and Location	54
Current Exploration and Development	56

NEVADA GOLD PROPERTIES	58

DIVIDENDS	59

Dividend Policy	59

DESCRIPTION OF CAPITAL STRUCTURE	59

General Description of Capital Structure	59

MARKET FOR SECURITIES	62

Trading Price and Volume	62

DIRECTORS AND OFFICERS	63

Names, Addresses, Occupation and Security Holdings	63
Cease Trade Orders or Bankruptcies	64
Conflicts of Interest	65

LEGAL PROCEEDINGS	65

Legal Proceedings	65

INTERESTS IN MATERIAL TRANSACTIONS	65

Interest of Management and Others in Material Transactions	65
Related Party Transactions	65
Management Agreements	66

TRANSFER AGENTS AND REGISTRARS	67

Transfer Agents and Registrars	67

MATERIAL CONTRACTS	67

Material Contracts	67

INTERESTS OF EXPERTS	67

Names of Experts	67
Interests of Experts	69

AUDIT COMMITTEE INFORMATION	69

ADDITIONAL INFORMATION	70

SCHEDULE “A”

PRELIMINARY NOTES

Date of Information

All information in this Annual Information Form (“AIF”) is as of February 29, 2012, unless otherwise indicated.

Currency

Except where otherwise indicated, all references to currency in this AIF are to Canadian dollars.

Conversion Factors

Metric Unit	Imperial Measure	Imperial Measure	Metric Unit

1 hectare	2.471 acres	1 acre	0.4047 hectares
1 metre	3.281 feet	1 foot	0.3048 metres
1 kilometre	0.621 miles	1 mile	1.609 kilometres
1 kilogram	2.205 pounds	1 pound	0.454 kilograms
1 tonne	1.102 short tons	1 short ton	0.907 tonnes

Forward-Looking Statements

Certain statements in this AIF and the information incorporated herein by reference constitute “forward-looking statements”. Such forward-looking statements include, without limitation, statements evaluating the market and general economic conditions and discussing future-oriented costs, expenditures and other financial or operating performances. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases or words and phrases that state or indicate that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. While the Corporation has based these forward-looking statements on its current expectations about future events, the statements are not guarantees of the Corporation’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgements in the course of preparing forward-looking statements. Please refer to the heading “Risk Factors” herein and the risk factors in our MD&A for the year ended February 29, 2012 for a discussion of these and other factors underlying forward-looking statements. In light of these factors, the forward-looking events discussed in this annual information form might not occur. Further, although the Corporation has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Corporation undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. As there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, readers should not place undue reliance on forward-looking statements.

Note to U.S. Investors Regarding Reserves and Resource Estimates

The Corporation is required under Canadian law (National Instrument 43-101) to calculate and categorize mineral reserves and resources under the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), CIM Standards on Mineral Resources and Reserves Definitions and Guidelines. These guidelines establish definitions for the reporting of exploration information, mineral resources and mineral reserves in Canada. The U.S. Securities and Exchange Commission (the “SEC”) has not adopted or approved these definitions for use in the United States.

Canadian law requires disclosure of mineral resources that equate to measured, indicated and inferred resources if such resources are material to the corporation. While the terms “measured resource”, “indicated resource” and “inferred resource” are recognized and required by Canadian securities laws, the SEC does not recognize them, including under its Industry Guide 7. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. persons are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, U.S. persons are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

Accordingly, information concerning descriptions of mineralization, resources and reserves contained herein, and in information filed by the Corporation on SEDAR and EDGAR, may not be comparable to information made public by U.S. companies that are subject only to the reporting and disclosure requirements of the SEC.

CORPORATE STRUCTURE

Name, Address and Incorporation

Starfield Resources Inc. (the “Corporation”) was incorporated on April 22, 1994 under the Business Corporations Act (Alberta). The Corporation amended its articles on October 6, 1994 to change the Corporation’s name to Starfield Communications Group Inc. The articles of the Corporation were amended on December 18, 1997 to change its name to Starfield Resources Inc. On October 27, 2006, the Corporation filed articles of continuance in British Columbia. The Corporation is governed by the Business Corporations Act (British Columbia) and is a reporting issuer in the provinces of British Columbia, Alberta and Ontario, and in the North West Territories. The registered office of the Corporation is located at 625 Howe Street, Suite 420, Vancouver, British Columbia V6C 2T6; and the head office of the Corporation is located at 120 Adelaide Street West, Suite 900, Toronto, Ontario M5H 1T1.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Corporation is an exploration company, which until the acquisition of Nevoro Inc. in October 2009, focused on its Ferguson Lake copper-nickel-cobalt-palladium-platinum property located in Nunavut, Canada (the “Resource Property” or the “Ferguson Lake Property”).

The Ferguson Lake Property covers approximately 244,208 acres and is 100% owned by the Corporation. Since 1999, the Corporation has completed more than 153,000 metres of diamond drilling in 413 holes.

The Corporation has received a National Instrument 43-101 (“NI 43-101”) report on the Ferguson Lake Property entitled Preliminary Economic Assessment of the Ferguson Lake Project, Nunavut Territory, Canada dated November 30, 2011 and authored by Graham G. Clow, P.Eng, Normand L. Lecuyer, P. Eng., Daniel J. Rolph, P. Eng., Holger Krutzelmann, P. Eng. P. Geo, and James G. Lavigne, P.Geo., M.Sc. (the “2011 Report”). The 2011 Report updates the resource estimates provided in the NI 43-101 report on the Ferguson Lake Property entitled Technical Review and Report on Revised Mineral Estimates of Mineral Resources, Ferguson Lake Nickel-Copper-Cobalt-PGM Property dated July 15, 2007, and authored by John A. Nicholson, P. Geo. FRGS, James G. Lavigne, P. Geo., M. Sc., Dr. Bryn Harris and Dr. Nicholas C. Carter, Ph. D., P. Eng (the “2007 Report”), which 2007 Report updates the resource estimates provided in the NI 43-101 technical report prepared by Dr. Nicholas C. Carter dated May 15, 2006 (the “Carter Report”). Each of the 2011 Report, the 2007 Report and the Carter Report are filed on SEDAR. In addition to these technical reports, the Corporation filed a geostatistical evaluation report dated August 4, 2006, and a mapping-petrography report dated May 9, 2007.

Acquisition of Nevoro Inc.

The Corporation completed the acquisition of Nevoro Inc. on October 8, 2009. The three primary assets acquired in the acquisition are as follows:

•	the Stillwater Project, a nickel-copper-cobalt-PGM and chromium exploration property located in Montana, USA, covering 15,700 acres adjacent to the Stillwater Platinum Mine, one of the world’s highest grade and largest producers of platinum group metals;

•	the Superior Project, a copper-silver exploration property located in California on which two advanced stage copper-silver targets have been defined by previous mining and exploration; and

•	The company controls one early stage Nevada gold property, Dome Hill, which is located in historic high-grade gold mining districts.

The Corporation filed a Form 51-102F4 in respect of the Nevoro Inc. acquisition on December 11, 2009.

Hydrometallurgical Process

The Corporation has funded the development of an innovative hydrometallurgical process to recover metals from sulphide-bearing ore. The hydrometallurgical process is unique in that it recovers most of the metals (nickel, copper and cobalt) and turns typical problem elements (sulphur and iron) into marketable by-products. The process also has another unique by-product – energy. In fact, sufficient energy will be to power the production plant and the mine, with some excess power remaining for potential sale to local communities. The process is important to the Ferguson Lake project.

On May 24, 2011, the Company announced positive preliminary test results on the processing of Ferguson Lake ore.

The hydrometallurgical technology being developed is engineered to recover base metals from massive sulphides at the Company’s Ferguson Lake project in Nunavut in an environmentally friendly, cost effective and energy efficient manner.

Testing has been performed by SGS Canada Inc. in Lakefield, Ontario. Phase I testing, completed in the summer of 2010, successfully demonstrated continuous operation of the oxidation and hydrolysis sections of the hydrometallurgical process using a synthetic feed (primary leach solution). Phase II testing began in the fall of 2010 and concluded in April 2011, successfully demonstrating the oxidation and hydrolysis sections using actual feed made from Ferguson Lake massive sulphides.

Results from testing of the primary and secondary leach circuits show recoveries of 97% copper, 96% nickel, and 88% cobalt from a bulk sulphide concentrate produced from Ferguson Lake ore into the leach solution. The remaining metals, including PGEs, were left in the leach residue.

Leach solution generated from the bulk Ferguson Lake concentrate was used to successfully demonstrate stable, continuous, simultaneous operation of the two enabling steps in the hydrometallurgical technology, i.e. oxidation and hydrolysis. The solution from the primary leach was continuously oxidized and the oxidized solution was sent directly to continuous hydrolysis. Two campaigns of one week each were run. The target oxidation level (80% of the ferrous iron in the leach solution) was achieved and in both campaigns reached up to 90 percent.

The extent of hydrolysis achieved substantially exceeded expectations - the expected extent was about 30 percent per pass, compared to just over 70 percent achieved, with the operation of the hydrolysis reactor remaining stable.

The solution from the oxidation and hydrolysis campaigns was used in a continuous secondary leaching campaign, and the solution from the secondary leach was re-oxidized in a secondary oxidation step in which 97% to 98% of the ferrous iron was oxidized.

Targeted oxidation of the same material at 80% for a single pass was achieved in 18 hours of residence time, with the oxidation level increasing to as much as 90% in the subsequent 30 hours of residence time.

Hydrolysis tests on synthetic solution altered its content to produce from 20% to 26% hydrochloric acid. Higher acid levels in the range of 34% could be produced, but unacceptably high amounts of iron oxide were generated as a by-product. Interim filtration of the solution was used to remove iron oxide, along with acid washing of the same iron oxide to reduce the residual chlorine to less than 1%. The overall efficiency of the oxidation and hydrolysis circuits now approaches 100%.

The Company believes that that all its work to date on the Hydromet process has confirmed that the process will operate as designed. Given the Company’s current financial condition, the Company has temporarily delayed the construction of the Hydromet mini-pilot plant.

Listing on the Toronto Stock Exchange

The Corporation, which was listed on the TSX Venture Exchange, applied to list its common shares on the Toronto Stock Exchange (“TSX”). That application was approved, and on April 24, 2007 the Corporation’s common shares were delisted from the TSX Venture Exchange and began trading on the TSX under the symbol “SRU”.

Private Placement Financings

During the year ended February 29, 2012, the Corporation engaged in the following financings:

a)	On June 17, 2011, the Company completed a private placement of 27,273,000 units of the Company at a price of $0.085 per unit for total proceeds of $2,385. Each unit consists of one flow-through share and one half of one common share purchase warrant. Each whole warrant entitles the holder to the the Company at a price of $0.05 per unit for total proceeds of $1,363. Each flow-through unit consisted of one common share and one common share purchase warrant. Each unit warrant entitles the holder to acquire one common share of the Company at an exercise price of $0.08 per share for a period of 24 months from the closing date. The Company paid issuance costs of $186.

b)	On May 13, 2011, the Company completed a private placement of 50,528,466 flow-through units at a price of $0.075 per unit for total proceeds of $3,789. Each flow-through unit consisted of one flow-through common share and one common share purchase warrant. Each flow-through unit warrant entitles the holder to acquire one common share of the Company at an exercise price of $0.11 per share for a period of 24 months from the closing date. The Company incurred issuance costs of $421.

During the year ended February 28, 2011, the Corporation engaged in the following financings:

c)	On June 11, 2010, the Company completed a private placement of 28,054,704 units of the Company at a price of $0.085 per unit for total proceeds of $2,385. Each unit consists of one flow-through share and one half of one common share purchase warrant. Each whole warrant entitles the holder to the the Company at a price of $0.085 per unit for total proceeds of $2,385. Each unit consisted of one flow-through share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.15 for 12 months from the closing date. The Company paid issuance costs of $213 and issued 1,823,555 broker warrants entitling the holder to acquire one common share at $0.085 for up to two years from the date of issuance.

d)	On December 7, 2010, the Company completed a private placement of 38,954,155 flow-through units and 51,800,000 common share units of the Company at a price of $0.065 and $0.05 per unit, respectively, for total proceeds of $5,122. Each flow-through unit consisted of one flow-through share and one half of one common share purchase warrant and each common share unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.10 for 24 months from the closing date.

e)	The Company incurred issuance costs of $635 and issued 6,829,563 broker warrants, expiring 24 months from the closing date in connection with the offering, entitling the holder to acquire one unit of the Company at a price of $0.05. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.10 for 24 months from the closing date.

During the year ended February 28, 2010, the Corporation engaged in the following financings:

(a)	On December 22, 2009, the Corporation issued 22,615,732 flow-through common shares of the Corporation at a price of $0.105 per such flow-through common share. The Corporation used the proceeds from the offering for general exploration expenditures and general working capital purposes. The Corporation paid issuance costs of $190,000. In addition, the Corporation issued 1,470,024 broker warrants, with each broker warrant entitling the holder to buy one common share of the Corporation at $0.105. The broker warrants are exercisable, in whole or in part, for a period of 24 months following the closing of the offering.

(b)	On December 31, 2009, the Corporation issued 4,761,904 flow-through common shares of the Corporation at a price of $0.105 per such flow-through common share. The Corporation used the proceeds from the offering for general exploration expenditures and general working capital purposes. The Corporation paid issuance costs of $79,000. In addition, the Corporation issued 309,523 broker warrants, with each broker warrant entitling the holder to buy one common share of the Corporation at $0.105. The broker warrants are exercisable, in whole or in part, for a period of 24 months following the closing of the offering

(c)	On January 13, 2010, the Corporation issued 13,700,000 common shares of the Corporation at a price of $0.095 per such common share. The Corporation used the proceeds from the offering for general exploration expenditures and general working capital purposes. The Corporation paid issuance costs of $181,000. In addition, the Corporation issued 890,499 broker warrants, with each broker warrant entitling the holder to buy one common share of the Corporation at prices ranging from $0.095 to $0.12. The broker warrants are exercisable, in whole or in part, for a period of 24 months following the closing of the offering

During the year ended February 28, 2009, the Corporation engaged in the following financings:

(a)	On May 6, 2008, the Corporation issued 15,000,000 flow-through common shares of the Corporation at a price of $1.00 per such flow-through common share, and 5,555,556 common shares of the Corporation at a price of $0.90 per such common share. The Corporation used the proceeds from the offering for general exploration expenditures and general working capital purposes. The Corporation paid issuance costs of $1.0 million.

(b)	On February 26, 2009, the Corporation issued 9,210,000 flow-through common shares of the Corporation at a price of $0.25 per such flow-through common share. The Corporation used the proceeds from the offering for general exploration expenditures. The Corporation paid issuance costs of $200,000. In addition, the Corporation issued 407,100 broker warrants, with each broker warrant entitling the holder to buy one common share of the Corporation at $0.40. The broker warrants are exercisable, in whole or in part, for a period of 24 months following the closing of the offering.

During the year ended February 29, 2008, the Corporation engaged in the following financings:

(a)	On March 27, 2007, the Corporation issued 31,249,999 units at a price of $0.24 per unit and 27,142,855 flow-through common shares of the Corporation at a price of $0.28 per flow-through share. Each unit consists of one common share of the Corporation and one-half of one transferable common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Corporation at an exercise price of $0.30 per common share. The warrants are exercisable for 24 months following the closing of the offering. After four months from the date of issue, in the event that the common shares trade at a closing price on the TSX of greater than $0.375 per share for a period of 20 consecutive trading days, the terms of the warrants provided that the Corporation could accelerate the expiry date of the warrants by giving notice to the holders thereof and, in such case, the warrants will expire on the 30th day after the date on which such notice is given by the Corporation. The expiry date was accelerated and 15,624,997 warrants were exercised generating gross proceeds of $4,687,499. The Corporation used the proceeds from the offering for general exploration expenditures and general working capital purposes.

(b)	The agents in the offering referenced at (a) above received a cash commission fee of $910,000 and, in addition, the Corporation issued 3,250,000 non-transferable broker warrants to Westwind Partners Inc. and 812,500 non-transferable broker warrants to Dundee Securities Corporation, with each broker warrant entitling the holder to buy one common share of the Corporation at $0.24. The broker warrants are exercisable, in whole or in part, for a period of 24 months following the closing of the offering; however, the broker warrants are also subject to the same acceleration feature as the warrants that were issued to the investors in the offering, as described in (a) above. The expiry date was accelerated and all 4,062,500 warrants were exercised for gross proceeds of $975,000.

(c)	In recognition of certain contractual commitments that had been made by the Corporation in regard to past financings where capital market services were provided to the Corporation by Max Capital Markets Ltd. (“Max Capital”), the Corporation also issued 507,500 warrants to Max Capital along with cash consideration of $142,100. Each one of these warrants entitle Max Capital to buy a common share of the Corporation at $0.24 for a period of 24 months following the closing of the offering (subject to the same expiry date acceleration feature as the warrants that were issued to the investors in the offering, as described in (a) above). The expiry date was accelerated and all 507,500 warrants were exercised for gross proceeds of $121,800.

DESCRIPTION OF THE BUSINESS

Business in General

The Corporation is an exploration company whose assets include the following properties (the “Properties”) all of which are 100% owned:

•	The Ferguson Lake nickel-copper-platinum-palladium-cobalt property located in Nunavut, Canada. (“Ferguson Lake Property”);
•	The Stillwater Project, a nickel-copper-cobalt and chromium property located in Montana, USA, adjacent to the Stillwater Platinum-Palladium Mine;
•	The Superior Project, a copper-silver property located in California, and
•	One Nevada gold property.

The overall business objective of the Corporation is to explore, develop and commence production on the Properties. The Corporation’s management team has substantial expertise and experience in the operations of mines and the development of mining properties.

The Company will continue to focus on its operating priorities during fiscal 2012:

•	Actively seek joint venture partners for its properties; and
•	Maintain the Ferguson Lake camp, undertake additional exploration drilling to better define and upgrade known resources and continue the permitting process; and

Competitive Conditions

Competition in the mineral exploration and production industry is intense. Competitors include other metallic mineral exploration companies that are looking for similar resource properties. The Corporation competes with other mineral exploration and development companies, many of which have greater financial resources and technical facilities for the acquisition and development of, and production from, mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants.

Cycles

The Corporation’s field exploration and development endeavours take place between March and September of each year. Potential production, if and when attained, will run year round.

Environmental Protection

Environmental legislation is evolving in a manner such that standards, enforcement, fines and penalties for non-compliance are increasingly stringent. Companies and their directors, officers and employees carry a heightened degree of responsibility in respect of environmental assessments. The cost of compliance with changes in government regulations has the potential to reduce the profitability of future operations.

Number of Employees

The Corporation has 2 employees and 5 consultants under contract. The employees are not unionized. The relationship of the Corporation with its staff is considered to be excellent.

Risks and Uncertainties

The securities of the Corporation are highly speculative and subject to a number of risks. These risks might affect the Corporation reaching its business objectives, which include successfully exploring and developing further mineral resources.

In addition to the matters set out elsewhere in this AIF, the following are also risks related to the Corporation. The risk factors outlined below are not a definitive list of all risk factors associated with an investment in the Corporation or in connection with the Corporation’s operations.

Exploration and mining companies face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical.

The principal activity of the Company is mineral exploration, which is inherently risky. Exploration is also capital intensive, and the Company currently has no source of income other than that described above. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks, and therefore are one of the main assets of the Company.

Following are the risk factors, which the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the Company may not be suitable for all investors.

(a)	Competitive Conditions

The mineral exploration and mining business is competitive in all phases of exploration, development and production. The Company competes with a number of other entities in the search for and the acquisition of productive mineral properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. As a result of this competition, the majority of which is from companies with substantially greater financial and technical resources than Starfield, the Company may be unable to acquire attractive properties in the future on terms it considers acceptable or recruit and retain qualified employees. In addition, Starfield competes with other resource companies, many of whom have more advanced properties that are better able to attract equity investments and other capital. Existing or future competition in the mining industry could adversely affect the Company’s prospect for mineral exploration and success in the future.

The ability of the Company to acquire properties depends on its success in exploring and developing its present properties and on its ability to select, acquire, and bring to production suitable properties or prospects for mineral exploration and development. Factors beyond the control of the Company may affect the marketability of minerals mined or discovered by Starfield. Mineral prices have historically been subject to fluctuations and are affected by numerous factors beyond the control of the Company.

(b)	Title Matters

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects.

A significant part of the Company’s mineral rights consist of “unpatented” mining claims created and maintained in accordance with the U.S. General Mining Law of 1872. Unpatented mining claims are unique U.S. property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations that supplement the U.S. General Mining Law of 1872. Also, unpatented mining claims are always subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.

In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. Although no such legislation has been adopted to date, there can be no assurance that such legislation will not be adopted in the future. If ever adopted, such legislation could, among other things, impose royalties on production from currently unpatented mining claims located on federal lands. If such legislation is ever adopted, it could have an adverse impact on earnings from the Company’s operations, and it could reduce estimates of the Company’s present resources and the amount of the Company’s future exploration and development activity on federal lands.

(c)	Going Concern

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to raise financing, the achievement of profitable operations or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values of mining assets. Some of the Company’s mining assets are located outside of Canada and are subject to the risk of foreign investment, including currency exchange fluctuations.

The Company's ability to continue as a going concern, is dependent on the ability of the Company to raise equity financing. There are no assurances that the Company will be successful in achieving this goal and as a result there is substantial doubt regarding the applicability of the going concern assumption. Subsequent to the end of the fiscal year, February 29, 2012, the Company completed the sale of 179 mining claims of the company’s Stillwater property for $US 1,950.

(d)	Acquisition and Integration

From time to time the Company examines opportunities to acquire additional mining assets and business. Any acquisition that the Company may complete may be of significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisition would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material resource may prove to be below expectation; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, the Company may choose to finance any acquisition with existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisition.

(e)	The Company is Experiencing Negative Cash Flow

The success of the Company’s business will depend upon the Company’s ability to develop its cash flow from operations to a point where it becomes profitable. The Company currently has limited cash on hand and no revenue from operations. Since it is experiencing negative cash flow, its cash reserves are being depleted. Accordingly, the Company must obtain additional funds presently through the sale of equity and/or debt capital. The only alternatives for the financing of the Company’s business would be the offering by the Company of an interest in its mining properties to be earned by another party or to obtain project or operating financing from financial institutions.

If the Company cannot increase its cash flow and become profitable, it will have to raise additional funds. However, such funds might not be available on acceptable terms, and, as a result, there would be a material adverse effect on the Company (in terms of its business and results of operations), and it may not achieve its business objectives.

(f)	The Company has No History of Operations

The Company has no history of development on any of its properties. The Company may experience higher than budgeted costs and delays which were not expected. The Company must also locate and retain qualified personnel to conduct exploration work. Further adverse changes in any one of such factors or the failure to locate and retain such personnel will have an additional adverse effect on the Company, its business and results of operations.

(g)	The Mining Industry is Speculative and of a Very High Risk Nature

Mining activities are speculative by their nature and involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Company’s drilling activities are in the advanced exploration stage, and such advanced exploration is subject to the risk that previously reported inferred mineralization may not be economic. If this occurs, the Company’s existing resources may not be sufficient to support a profitable mining operation.

The Company’s activities are subject to a number of factors beyond its control, including intense industry competition and changes in economic conditions (including some operating costs, such as electrical power). Its operations are subject to all the hazards normally incidental to exploration, development and production of base and precious metals, any of which could result in work stoppages, damage to or loss of property and equipment, and possible environmental damage.

An adverse change in any one of such factors, hazards and risks would have a material adverse effect on the Company, its business and results of operations. This might result in the Company not meeting its business objectives.

(h)	Foreign Operations

Many of the Company’s property interests are located in the United States of America (“USA”), and are subject to that jurisdiction’s laws and regulations. The Company believes the present attitude of the USA to foreign investment and mining to be favourable, but investors should assess the political risks of investing in a foreign country. Any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

(i)	Foreign Currency Translation

The consolidated financial statements of the Company are presented in Canadian dollars, the functional currency. The operations of several of its subsidiaries are in US dollars. The operations of the subsidiaries are translated as follows: monetary assets and liabilities are translated at exchange rates prevailing at the balance sheet date; non-monetary items and any related amortization of such items are translated at the rate of exchange in effect when the assets were acquired or obligations incurred; and all income and expense items are translated at average exchange rates prevailing during the year. Exchange gains and losses are included in net loss for the year. Management monitors foreign exchange derived from currency conversions but does not hedge its foreign currency. A significant change in the Canadian to US dollar exchange rate could have an adverse effect on the Company.

(j)	The Company is Dependent on Various Key Personnel

The Company’s success is dependent upon the performance of key personnel. The Company does not maintain life insurance for key personnel, and the loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

(k)	The Company’s Activities might suffer Losses from or Liabilities for Risks which are not Insurable

Hazards, such as unusual or unexpected geological formations and other conditions, are inherent in mineral exploration and development. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The occurrence of such liabilities could have a material, adverse effect on the Company’s financial position and results of operation.

The Company currently carries general commercial liability, tenant’s legal liability, building, contents and contractors equipment insurance, as well as directors’ and officers’ insurance. Additionally, all contractors carry their own general and equipment liability insurance. Although the Company intends to maintain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition and results of operation.

(l)	There is Uncertainty of the Nature and Amount of the Company’s Resources

While the Company has carried out, and will carry out on an annual basis, estimates of its mineral resources, this should not be construed as a guarantee that such estimates are accurate. If such estimates prove to be materially inaccurate, that would have a material effect on the Company’s business and operations.

(m)	The Company may Experience Uncertainty in Marketing the Nickel, Copper, Platinum, Palladium, Chromium, Gold and Cobalt which it may Potentially Mine

The Company’s future revenues are expected to be in large part derived from the mining and sale of nickel, copper, platinum, palladium, chromium, gold and cobalt. The prices of these metals fluctuate, and are affected by numerous factors beyond the Company’s control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new mine development and improved mining and production methods. Any unfavourable change in these factors could cause the Company’s revenues, operations and financial condition to be materially adversely affected.

(n)	The Company’s Activities are Subject to Extensive Governmental Regulation and Permitting Requirements

Exploration, development and mining of minerals are subject to extensive federal, provincial and local laws and regulations governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, land claims of First Nations and local people, environmental protection and remediation, endangered and protected species, mine safety and other matters. These laws and regulations are administered by various governmental authorities including but not limited to:

(a)	Government of Canada
(i)	Canada Customs and Revenue Agency (taxation)
(ii)	Canadian Environmental Assessment Agency, Environment Canada (environmental protection)
(iii)	Natural Resources Canada (land use and conservation)
(iv)	Dept. of Fisheries and Oceans (land use and conservation)
(v)	Dept. of Indian Affairs and Northern Development (land use and conservation)

(b)	Government of Nunavut
(vi)	Dept. of Sustainable Development (mineral tenure, development and use)
(vii)	Nunavut Planning Commission (land use and conservation)
(viii)	Nunavut Water Board, (environmental protection) (land use and conservation)
(ix)	Dept. of Finance (taxation)
(x)	Nunavut Impact Review Board (mine plans, labour rights and relations)
(xi)	Dept. of Culture, Language, Elders and Youth (mine plans, labour rights and relations)
(xii)	Kivalliq Inuit Association (land use and conservation)

(c)	Kivalliq Designated Inuit Organization
(xiii)	Inuit Impact and Benefit Agreement (tax assessment)
(xiv)	Keewatin Regional Land Use Plan (building permitting)
(xv)	Kivalliq Inuit Association (business licensing)

(d)	Government of the United States of America

(e)	Government of California

(f)	Government of Montana

(g)	Government of Nevada

In addition, the current and future operations of the Company, from current exploration through to future development activities and production, require permits, licenses and approvals from some of these governmental authorities. The Company has obtained all government licenses, permits and approvals necessary for the operation of its business to date, however, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on the Company, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring the Company’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on the Company and its business and could result in the Company not meeting its business objectives.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties, or require abandonment or delays in development of its mining properties. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail production, development or exploration.

(o)	The Company’s Activities are Subject to Extensive Environmental Protection Requirements

All phases of the Company’s operations are subject to federal, provincial and local environmental regulation in the various jurisdictions in which it operates, which potentially could make operations expensive or prohibit them altogether. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or prevent operations all together. Environmental hazards may exist (on the properties on which the Company holds and will hold interests) which are unknown to the Company at present and which have been caused by previous or existing owner or operation of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations, which could potentially make operations expensive or prohibit them altogether. To the extent such future approvals are required and not obtained, the Company may be curtailed or prohibited from restarting, continuing or proceeding with planned exploration or development of the Resource Property.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the development of resource properties may be required to compensate those suffering loss or damage by reason of the mining activities, and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

(p)	Conflicts of Interest

Certain of the directors and officers of the Company may also serve as directors and officers of other companies involved in gold and precious and base metals or other natural resource exploration and development and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors declare, and refrain from voting on any matters in which such directors may have a conflict of interest.

(q)	The Company does not Pay Dividends

The Company has never paid a cash dividend. Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in the Company’s securities other than possible capital gains.

(r)	Supply/Demand Outlook for Metals

The Company believes that there are a significant number of external forces acting on supply and demand of base and precious metals. The metal markets for nickel, copper, platinum and palladium, chromium, gold, and cobalt demonstrate considerable volatility, and the Company is unable to predict future metal prices with any certainty.

MINERAL PROJECTS

Starfield is a geologically diverse resource company with multiple projects in favourable geographical settings. The core asset of the Company is its 100%-owned 244,208 acre Ferguson Lake nickel-copper-platinum–palladium-cobalt property located in Nunavut, Canada. The Company has incurred substantial exploration expenditures on the Ferguson Lake Property in the last few years as it established a very large resource base on the property. Through a now terminated joint venture agreement with Thanda Resources Inc. (“Thanda”), the Company also undertook a limited exploration program for diamonds on several parts of the Resource Property. On March 20, 2008, the Company announced positive economics from a preliminary assessment (“scoping study”) of its Ferguson Lake Project in Nunavut. On November 30, 2011, the Preliminary Economic Assessment study was updated, and continues to show that the project has positive economics. Potentially large and economically viable deposits, such as those indicated at Ferguson Lake, are not common, especially in politically stable environments like Canada.

The Stillwater Project, currently comprising approximately 15,700 acres (note as a result of the recent sale of 141 claims to SMC this figure is no longer correct), is located in south central Montana, approximately 129 kilometres west southwest of the city of Billings. The project area is in the eastern part of the Stillwater Complex, an Archean-age layered mafic-ultramafic magmatic intrusion exposed for 48 kilometres along the northern margin of the Beartooth Mountains. On August 26, 2009, of the above total 9,680 acres were added through a purchase and sale agreement with Beartooth Platinum Corporation (“Beartooth”). The Stillwater Complex and adjacent rocks have been known to contain copper, nickel, cobalt and chromium deposits since the late 1800s. More recently, deposits of PGMs have been recognized. Historical resources were defined on the properties, but are not in compliance with NI 43-101.

The Superior Project is located approximately 140 kilometres northwest of Reno, Nevada, in Plumas County, north-eastern California, totalling approximately 3,160 acres. The project occurs in a structurally complex area at the northernmost end of the Sierra Nevada Batholith, in a complex intrusive rock body known as the Lights Creek Stock. It is part of the Plumas Copper Belt, site of many historically productive high-grade copper-gold-silver mines, which have been largely inactive since the 1930s. There are two advanced targets with historical resources: Superior and Engels. The Superior Copper Project is comprised of the Teagan unpatented Claims and California- Engels patented Claims.

Starfield holds one property, Dome Hill, consisting of a total of 162 claims, which is located in a historic high-grade gold mining districts. The Dome Hill project straddles the Nevada-California border. In May 2011, the Company entered into an option agreement with a US gold company whereby they have the option to purchase the Dome Hill property over a three year period for a nominal amount.

FERGUSON LAKE PROPERTY

Overview

Advanced exploration has been conducted by the Corporation on the Ferguson Lake Property since entering into an option agreement in early 1999, whereby the Corporation purchased a 100% interest in the mineral claims comprising the Ferguson Lake Property. The Corporation has undertaken a number of exploratory programs, which have included geological mapping, prospecting, surface and airborne geophysical surveys. More than 153,000 metres of diamond drilling have been completed by the Corporation at the end of 2011.

Unless stated otherwise, information in this section is summarized, derived or extracted from the 2011 Report. The following information under this heading ‘‘Mineral Projects: Ferguson Lake Property’’ is based on assumptions, qualifications and procedures that are set out only in the 2011 Report, unless otherwise stated. For a complete description of assumptions, qualifications and procedures associated with the information in the 2011 Report, reference should be made to the full text of the report that is available for review on SEDAR located at the following website: www.sedar.com

Project Description and Location

The Ferguson Lake Property consists of ten mineral leases comprising an area of 23,935 acres and 107 active claims totalling 220,273 acres in the Kivalliq region of southern Nunavut Territory some 240 kilometres west of Rankin Inlet and 160 kilometres south-southwest of Baker Lake. Ferguson Lake, central to the large property area, is midway between Yathkyed and Kaminuriak Lakes. The Ferguson Lake Property currently measures 80 kilometres in an east-west direction and approximately 40 kilometres north-south. These mineral claims are issued pursuant to the Canada Mining Regulations, C.R.C.C. 1516.

The project consists of four non-contiguous groups of claims that extend east, west, south and northwest of Ferguson Lake between latitudes 62° 30’ and 63° 15’ North and longitudes 96° 00’ and 98° 15’ West.

In 2006 and 2007, the Corporation contracted McElhanney Associates Land Surveying Ltd., a Canada Land Surveyor, to conduct Canadian Legal Survey (“CLS”) work at the Ferguson Lake Property to have certain mineral claims converted to mining leases as required under the Canada Mining Regulations. The work entailed a detailed CLS of the key mineral claims hosting the mineral resources at the Ferguson Lake Property. The CLS was completed in 2007. Twelve lease applications were submitted, along with applicable fees, to the Mining Recorder.

The Mining Recorder administers most of the subsurface rights of Crown Lands in Nunavut, and grants the mining lease status of mineral claims. The Corporation’s application and registry for the mining leases was completed in 2007 and the mining leases have been accepted and will be issued in due course.

Parts of the current Resource Property were initially located in 1997 by way of one Prospecting Permit covering the northwest quarter of NTS map-area, and three contiguous mineral claims. Additional mineral claims were located in 1998 and 1999 to cover the area of the Prospecting Permit which expired February 1, 2000. A number of these claims were allowed to lapse following detailed prospecting in 2001. The mineral claims acquired by the Corporation prior to 2003 included the area of a former Mining Lease previously held by Canadian Nickel Company, Ltd., a subsidiary of Vale Inco Ltd (formerly Inco Limited, “Inco”).

Most of the mineral claims comprising the expanded property area were located between January and November of 2005.

Mineral claims in Nunavut are valid for two years from the recording date, and may be renewed for an additional year by completing representation (assessment) work in the amount of $4.00/acre within the initial two-year period. Annual work in the amount of $2.00/acre is required to renew the claims beyond the third year. Representation work for the various mineral claims covering the period 2005-2010 is in the process of being filed.

Land use permits, including an Exploration Permit, Right of Way for winter transport, a Water Licence, and a Commercial Lease, enable exploration work to be conducted over the entire property area. These permits have been issued or renewed by the Kivalliq Inuit Association for parts of the Resource Property covering Inuit owned lands and by Indian and Northern Affairs Canada for Crown lands. Preliminary environmental studies, conducted by Rescan Environmental Services Ltd. on behalf of the Corporation, have occurred intermittently since 1999.

The majority of exploration work completed since 1999 has been directed to several mineral zones east and west of Ferguson Lake.

The Corporation entered into an option agreement in February 1999 to purchase a 100% interest in the mineral claims comprising part of the Ferguson Lake Property (the “Original Ferguson Lake Property”) from a syndicate of the vendors (the “Ferguson Lake Syndicate”) in exchange for an initial cash payment, the issuance of common shares and scheduled work commitments. The issuance of additional common shares to the Ferguson Lake Syndicate was based on incurred exploration expenditures. The Corporation’s current 100% earned interest in the Original Ferguson Lake Property is subject to a 3% net smelter royalty (“NSR”) on potential future mineral production, a 3% gross overriding royalty on any diamond production and a $25,000 annual advance royalty payment. The Corporation has the right to purchase 1% of the NSR for $1 million for a period of 180 days following receipt of a positive feasibility study on the Original Ferguson Lake Property recommending commercial production. Subsequent to the purchase of the Original Ferguson Lake Property, the Corporation staked certain other claims that comprise the Ferguson Lake Property, and these additional stake claims are not subject to the NSR.

The Corporation is not aware of any environmental, infrastructure, or permitting issues which would adversely affect the potential viability of the Ferguson Lake Property. The Corporation cannot provide any assurance that agencies or government departments (Government of Nunavut, Dept. of Indian Affairs and Northern Development, Dept. of Fisheries and Oceans, Canadian Environmental Assessment Agency, Dept. of Natural Resources Canada, Dept. of Sustainable Development GN, Nunavut Water Board, Dept. of Culture, Language, Elders and Youth GN, Nunavut Planning Commission, Nunavut Impact Review Board, Kivalliq Inuit Association, Keewatin Regional Land Use Plan, Inuit Impact and Benefit Agreement, Community Land and Resources Committee, Designated Inuit Organization and others) will approve mine production at the Ferguson Lake Property.

The Corporation is in compliance with applicable agency requirements and government regulators’ requirements and continues to operate the Ferguson Lake Property by holding all necessary permits, which are in good standing, or hold extensions to existing permits or has applications being processed with the applicable authority. The Corporation has paid all application fees, costs, rents and security deposits relating to these permits, extensions or applications. The information in this paragraph is provided by the Corporation and is not extracted from the 2011 Report.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Ferguson Lake Property is by air from Rankin Inlet, Baker Lake, Thompson, or Churchill, all of which have scheduled airline service and offers a number of facilities. In 2008, the Corporation completed construction of an approximately 800 metre dirt airstrip capable of handling wheel equipped aircraft. Limited supplies and services are available in Rankin Inlet and Baker Lake, and the staging points for recent programs have been Thompson, Manitoba, 765 kilometres south of Ferguson Lake, and Yellowknife, Northwest Territories, 900 kilometres west. Both of these communities, with populations of about 15,000, are accessible by highway, have scheduled airline service, and are major exploration and mining supply centres.

Previous and current programs involved shipping supplies, equipment and fuel by larger aircraft to an ice airstrip established on Ferguson Lake, and fuel and other supplies have also been transported to the Resource Property by winter Cat train from Baker Lake, Rankin Inlet, and Arviat. Communications in this remote area are excellent, made possible by satellite, which provides for telephone and high speed internet connections.

A subarctic climate is characterized by long winters (October through April) with mean temperatures of -30 degrees C; a short summer season with mean temperatures in the 15 degrees C range extends from July through mid-September. Mineral exploration is most conveniently carried out during the summer months and between March and May when geophysical surveys and diamond drilling can make use of ice-covered lakes.

There is little or no infrastructure in this remote part of Canada other than abundant water supplies. The Nunavut government has been studying the possibility of extending an all- weather road into the territory from northern Manitoba. The potential route would be approximately 150 kilometres east of Ferguson Lake, making a “spur road” to Ferguson Lake a reasonable possibility. Diesel generated electrical power has been used for past mining operations in the general area, including at Cullaton Lake which is 200 kilometres south of Ferguson Lake. Annual re-supply to the communities of Rankin Inlet, Arviat and Baker Lake is done by commercial barge service from Churchill, Manitoba or Montreal, Quebec. Daily flights into Rankin Inlet from Southern Canada bring routine supplies and passenger service.

The area is one of low relief, featuring numerous smaller lakes and a few large river systems, notably Kazan and Ferguson Rivers. Yathkyed and Ferguson Lakes are 141 and 114 metres above sea level, respectively, and maximum elevations in the surrounding area range from 200 to 275 metres. Elevations within the current property area average less than 200 metres, and range from slightly less than 100 metres at the Resource Property’s eastern boundary to 290 metres north of Yathkyed Lake. The orientations of Ferguson Lake and a number of smaller lakes reflect the dominant south-easterly glacial direction. Bedrock is fairly well exposed on numerous low hills and ridges in contrast to lower areas where bedrock may be obscured by between 6 and 25 metres of glacial debris. The terrain is typical of the barren grounds; the tree line is 150 kilometres south of Ferguson Lake and vegetation consists principally of moss, lichen, dwarf birch and Labrador tea. Wildlife includes caribou, arctic fox, musk ox and barren ground grizzly bear.

History

Canadian Nickel Company Ltd., the then exploration arm of Inco, discovered copper-nickel mineralization at Ferguson Lake in 1950. A 3000 square kilometre concession was granted in late 1950, and work over the ensuing five years included construction of a 90 person all-season camp, airborne and surface geophysics, geological mapping and 37,576 metres of diamond drilling.

Nearly three-quarters of the total drilling (27,732 metres) was directed to mineralized zones east and west of Ferguson Lake and the intervening area beneath the lake (East Zone, West Zone and Central or Lake Zone). The remainder of the drilling tested other targets within and outside the original concession area. Standard drilling techniques recovered EX-size (2.23 centimetre diameter) core.

A 10 ton bulk sample, extracted from the West Zone in 1953, was transported to Copper Cliff, Ontario for mill testing. A central area of 200 claims (4,180 hectares) of the original concession was taken to a mining lease in 1957; this was subsequently reduced by 50% in 1978.

Esso Minerals Canada optioned the property from Inco in 1980 and extracted a 9-tonne bulk sample. Homestake Mineral Development Company (“Homestake”) was aware of platinum and palladium values in the area of Ferguson Lake in 1981, and acquired claims and prospecting permits around the existing Inco mining lease in 1986. A comprehensive program in 1987 consisted of reconnaissance geological mapping and, with Inco’s permission, the collection of 339 rock and 266 soil samples mainly from the known East and West mineral zones.

Homestake’s mineral claims in the area subsequently lapsed, and the Inco mining lease expired June 17, 1992. A Prospecting Permit covering part of the area of the original Inco property was issued in early February, 1997, and the FERG 1-3 mineral claims were located in mid-September of the same year. Ten rock and four soil samples were collected from East and West Zones and from one of the other known mineralized zones at that time.

A 1998 field program, carried out on behalf of the Ferguson Lake Syndicate between mid-August and early September, 1998, included the re-establishment of survey control at several points along the 1950’s Inco baseline, prospecting, and the collection and analyses of rock samples from the East, West and several other mineralized zones.

The Corporation entered into an agreement with the Ferguson Lake Syndicate in February of 1999, and undertook a two-phase exploratory program in the spring and summer of the same year. See “Exploration” for further details.

Geological Setting

Regional Geology

The Ferguson Lake Property is situated in the Western Churchill Province, an Archean craton which is divided into the lithologically distinct Rae and Hearne domains by the northeast-trending Snowbird Tectonic Zone.

Ferguson Lake, 100 kilometres east of the Snowbird Tectonic Zone, is more precisely within the north-western Hearne domain, which is made up principally of Archean metavolcanic and metasedimentary rocks and extensive gneissic terranes derived from both Archean volcano sedimentary and plutonic rocks and early Proterozoic plutonic rocks. The north-western Hearne domain is bounded by northeast-trending, regional shear zones including the Tulemalu Fault Zone (part of the Snowbird Tectonic Zone) on the north and by the north-eastern extension of the Tyrrell Shear Zone on the southeast.

The Ferguson Lake area includes the most northerly extension of the northeast-trending Yathkyed greenstone belt, mainly present as strongly deformed, gneissic Archean supracrustal and intrusive rocks and variably deformed Proterozoic plutons and dykes. The deformed sequences are metamorphosed to upper amphibolite facies, and protoliths of the older supracrustal rocks are comparatively rare. Where seen, they consist principally of mafic metavolcanics with cherty iron formations and lesser intermediate to felsic metavolcanics and clastic metasedimentary rocks.

The Western Churchill Province, because of its diverse geological environments which span a 1.5-billion-year interval, is host to a variety of mineral deposit types. Known mineral deposits, prospects and occurrences include mafic-ultramafic-related magmatic nickel-copper-cobalt-PGM, orogenic (mesothermal) lode gold, volcanic hosted massive sulphides, syngenetic and epigenetic uranium deposits and prospects, quartz-carbonate veins containing precious metals and diamonds associated with Phanerozoic kimberlite intrusions.

Property Geology

The oldest rocks in the southern and north-eastern parts of the Ferguson Lake Property consist of east to northeast trending, mafic and intermediate volcanic rocks of Archean age that have undergone upper amphibolites grade metamorphism, and represent the north-eastern continuation of the Yathkyed greenstone belt. These supracrustal rocks, which contain sulphide, oxide and silicate banded iron formations in a number of localities, are interlayered with more widespread quartz-feldspar-biotite-(hornblende) gneiss and paragneiss, and all units have been intruded by Archean tonalities, granite gneisses and smaller, complex, coarse-grained pegmatite bodies. A variety of younger (Proterozoic) dykes, sills and irregular intrusions cut the older rocks. Pronounced layering in the supracrustal rocks trends east-northeast to northeast and dips moderately to steeply north. Medium to coarse grained, massive to weakly foliated gabbros, containing +60% hornblende and termed hornblendites in earlier reports, mainly occur within, and are conformable with, the layering in amphibolite-hornblende-biotite gneiss sequences. Petrographic studies suggest that these hornblende-rich gabbros, which are the principal host rocks for known base metal sulphides and PGM, may be metamorphic products of original tholeiitic mafic or ultramafic (pyroxenite-peridotite) intrusions.

All of the foregoing are cut by younger (mid-Proterozoic) gabbros and diabases and by late Proterozoic syenites, quartz-feldspar porphyries and fine-grained, locally biotite-rich mafic dykes.

Younger syenites, part of the Martell Syenites, and distinctly post-mineral mafic dykes, are also evident in many of the diamond drill holes completed to date. Larger bodies of this syenite occur near the east shore of Ferguson Lake, and a larger body underlying Uligattilik Hill borders the Resource Property’s eastern boundary.

A structural mapping program in the areas of two of the principal mineralized zones, East and West Zones, indicated that most of the Archean rocks were subjected to high grade metamorphism and deformation. Intricate folding of the gneissic rocks and the hornblendites (gabbros) has produced antiform and synform structures which are particularly evident in the area east of Ferguson Lake. The East and West mineralized zones have in the past been interpreted as being within the south limb of a recumbent, doubly-plunging synform or canoe-shaped structure modified by numerous faults and shear zones which offset the various lithologic units.

Mineralization & Drilling

The various mineral zones identified to date in that part of the Resource Property bordering Ferguson Lake are magmatic nickel-copper sulphide deposits which also contain cobalt and PGM values. These zones are spatially related to mafic (and ultramafic) intrusions which are principally in the form of fine- to coarse-grained gabbros.

As stated above, nickel-copper-cobalt-PGM mineralization at Ferguson Lake is hosted mainly by fine to coarse grained gabbros which include hornblendites. Three of the mineral zones (East, Central (Lake) and West) are at least spatially related to the same east-northeast trending gabbro unit which is between 10 and 600 metres thick and has been traced by intermittent exposures and by diamond drilling over a strike length of more than 12 kilometre east and west of Ferguson Lake. This and the other gabbro units hosting the several other mineral zones dip moderately to steeply north and are generally conformable with enclosing hornblende-rich gneisses.

Better grades of base and precious metals mineralization are present within massive to semi-massive sulphide lenses, pods and stringers which consist of between 80% and 90% pyrrhotite and lesser chalcopyrite, some pyrite and very fine-grained pentlandite. Rounded magnetite grains, up to one cm in size, are a common constituent of the sulphide lenses. Better grades are contained within zones having thicknesses of between two and tens of metres.

The most significant drilling results obtained by the Corporation to date have been from the East and West Zones, as well as the 119 Zone Extension. Better grades (+1% combined copper-nickel) of nickel-copper-cobalt-PGM mineralization within and marginal to the host gabbro intrusion in all of these zones are contained in lenses and pods of massive and semi-massive sulphides which have a lateral extent of 350 metres in the East Zone II to more than 4,000 metres in the West. Two or more parallel lenses, separated by between 5 and 100 metres of lower grade sulphide mineralization and/or unmineralized host rock, are evident in many of the holes drilled on the West Zone.

The principal focus of previous and current work has been directed to the West Zone, which has been traced by intermittent bedrock exposures, geophysical surveys and by a considerable amount of diamond drilling over a zone length of several kilometres. The zone has been tested by 72 Inco holes (10,833 metres) between 1951 and 1955 and by more than 76,000 metres of drilling in more than 183 holes by Starfield since 1999.

Other mineral zones identified east of Ferguson Lake include M Zone, discovered in 2000 and situated 1 kilometre southeast of the East Zone II. This zone was tested by ten inclined holes to test a blind, gently north-dipping Versatile Time Domain Electromagnetic (“VTEM”) conductor. The drilling confirmed that the conductive zone was due to the presence of sulphide minerals within a gabbro, a setting similar to the other known mineral zones. Assay results were not particularly impressive. Further surface geophysical surveys were conducted over this zone in 2004, and three additional holes, drilled to test a new interpretation of geophysical signatures, returned results similar to those obtained from earlier drilling.

Anomaly 51, also known as the Pointed Lake Zone, consists of a northeast-trending, gossanous gabbro approximately 50 metres wide. It is exposed along more than 2,500 metres of strike length, and is located one kilometre south of M Zone. This zone, which contains pods and stringers of massive pyrrhotite with lesser chalcopyrite and pyrite, particularly in its western half, was tested over 1,700 metres of strike length by 1,094 metres of diamond drilling in nine widely-spaced, inclined diamond drill holes in the 1950s. Several holes contained narrow intervals of copper-nickel mineralization; better grades (+1% combined copper-nickel) are associated with narrow intervals (0.15 to 2.29 metres) of massive pyrrhotite and pyrite hosted by gabbro in most holes drilled. No PGM results were reported. Nickel values were generally higher than copper, as opposed to results from other zones at Ferguson Lake.

This zone (and its potential extensions) was further tested in 2000 and 2004 by eight holes which were drilled in several locations to test isolated VTEM conductors north and east of the area previously drilled. Only narrow sulphide intervals were encountered.

Exploration

1999-2004 Exploration Programs

Since 1999, the principal focus of previous and current work has been directed to the West Zone, which has been traced by intermittent bedrock exposures, geophysical surveys and by a considerable amount of diamond drilling over a zone length of several kilometres. The zone has been tested by 72 Inco holes (10,833 metres) between 1951 and 1955 and by more than 95,000 metres of drilling in 234 holes by Starfield since 1999.

The West Zone proper has been the focus of most of the exploratory programs undertaken between 1999 and 2004, during which time the zone was tested by more than 150 holes plus five wedge holes (for a total of 62,000 metres) drilled over 3 kilometres of strike length. Much of this drilling was designed to expand the zone both to depth and along strike, with a number of deeper holes testing the deeper, western part of the zone between sections 52+00W and 68+00W in 2001. Most of these holes intersected intervals of several metres containing +1% combined copper+nickel, most of which included significant sections of +1.5% and +2% combined copper+nickel plus PGM averaging more than 2 grams/tonne.

Much of the drilling undertaken on the West Zone between 2002 and 2004 was directed to definition drilling in 74 relatively shallow holes (20,200 metres) in the eastern part of the zone between sections 39+00W and 51+000W to better define near-surface sulphide mineralization.

The nature and scope of the 2002–2004 drilling programs consisted of collaring drill holes between existing holes such that this part of the West Zone has now been drilled on sections at an average of 30 metre spacings or less. Most holes intersected two or three (and in some cases, up to six), parallel sulphide lenses containing grades of at least 1% combined copper plus nickel, and over minimum hole lengths of 2 metres. Intervals of lower (or zero) grades between the parallel lenses range from 2 metres. Most of the inclined holes drilled to date are essentially normal to the moderately north-dipping sulphide lenses and apparent true widths of the various sulphide lenses range from 2 metres to a maximum of 45 metres, with an overall average of 7 metres. The down-dip extent of the various sulphide lenses is variable, and ranges from 20 to 250 metres. Many of the drill sections feature a well mineralized sulphide lens in one hole that may or may not continue through holes drilled up or down-dip of the mineralized lens.

Although most of the exploration effort west of Ferguson Lake has been devoted to the continued evaluation of the West Zone, several other mineralized targets proximal to the West Zone have also undergone limited exploration. Those zones of apparent lesser importance include the West Zone South, which is intermittently exposed over a strike length of approximately one kilometre and is associated with a gossanous gabbro. The West Zone South represents a mineralized target that is sub parallel to the West Zone located approximately one kilometre to its north. Previous select surface sampling returned relatively high PGM values of between 540 ppb and 1,170 ppb platinum and 1,250 ppb to 4,500 ppb palladium.

South Discovery Zone, a sulphide-bearing gabbro unit some 3 kilometres southwest of 119 Zone, has an exposed northeast strike length of 800 metres and is offset by two parallel, northwest-striking faults. Two holes drilled to test the central part of the zone in 1999 intersected 1.5 to 2 metre intervals grading 0.30-0.62% copper, 0.11-0.50% nickel, 0.02-0.10% cobalt and 0.13-0.67 grams/tonne PGMs.

Near the western shore of Ferguson Lake, hole 11310 cut 13.5 metres grading 0.78% copper, 0.88% nickel and 1.44 grams/tonne PGM (palladium and platinum) plus a lower 5.8 metre interval containing 1.36% copper, 0.50% nickel and 0.69 grams/tonne PGM. As a result, a further two holes were drilled through ice-covered Ferguson Lake by the Corporation in the spring of 2000 in an attempt to further test this part of the zone some 40 metres down-dip of the previous intersections. The first hole was abandoned in lake-bottom sediments; the second hole intersected gabbro host rocks over three intervals, but base and precious metals values were low. This zone was further tested by ten holes in 2003 and 2004 as part of the definition drilling program undertaken in the eastern part of the West Zone. A degree of continuity of grades in sulphide lenses was identified, and a part of this zone has been incorporated into the revised resource estimates for the West Zone.

2005 to 2008 Exploration Summary

In 2005, the Corporation’s exploration work included 16,861 metres of diamond drilling in 29 holes plus surface and airborne geophysical surveys. Ten deep holes (11,213 metres) were drilled on three sections to test the “gap” between the 119 Zone and the known western limits of the West Zone. The 119 Zone itself was tested by an additional two holes (2,116 metres). Seventeen holes (3,523 metres) were completed in the West Zone “Pit Area”. Eight holes were drilled in an attempt to further define footwall PGM mineralization, while the remaining nine holes (1,140 metres) were drilled at various azimuths to provide information on the continuity and consistency of base and precious metal grades for a geostatistical study.

Of particular interest in terms of low-sulphide, footwall PGM mineralization is the 1 metre length of 12.38 grams per tonne palladium and 8.42 grams per tonne platinum encountered in hole FL05-218. Also of interest is the footwall PGM-enriched sulphide lens intercepts that were intersected below the main massive sulphide lenses in four holes, particularly the 12.02 metre footwall massive sulphide intercept in hole FL04-220 which in addition to enhanced copper and nickel grades, includes 3.74 grams per tonne palladium and 0.31 grams per tonne platinum.

Geophysical surveys undertaken in 2005 included 9,624 line kilometres of helicopter-borne VTEM and magnetics, and surface and borehole time domain pulse electromagnetic surveys on various parts of the Resource Property by Crone Geophysics and Exploration Ltd. Other work completed in 2005 included ongoing metallurgical test work on drill core samples directed to the recovery of base metals and PGMs.

Much of the 2006 exploratory program at Ferguson Lake was directed at detailed infill diamond drilling of the West Zone Pit, West Zone Mid and Pit Extension, West Zone Main and East Zone II. Some 24,330 metres of core were recovered from 110 holes. Two holes, totalling 211 metres, were drilled to collect samples for metallurgical work, and 19 shallow holes totalling 234 metres were drilled for geotechnical purposes. An additional six holes, totalling 657 metres, were drilled at azimuth grid north to test a south dipping magnetic anomaly (termed the Clarke Plate) located in the West Zone Pit Area. Diamond drilling at Ferguson Lake in 2006 aggregated 24,987 metres.

During the fiscal 2007 drilling season, much of the drilling effort was designed to upgrade more of the existing Inferred Mineral Resource into the “Measured and Indicated” categories of resources throughout the West Zone utilizing a recommended closer drill spacing pattern. The 2007 drilling program was also designed to obtain more information about the low sulphide PGM mineralization located in the footwall of the West Zone. In addition to the 116 resource delineation holes, an additional 20 geotechnical holes totalling 246 metres were also completed in this program. This resulted in a record 136 holes drilled totalling 25,023 during the program.

The 2007 mineral resource estimate completed in early 2008 forms the basis of evaluation studies undertaken by Scott Wilson Roscoe Postle Associates Ltd. (“SWRPA”), and is discussed in detail later in this report. This mineral resource estimate utilized the Inco drill results as well as those of the Corporation during the period 1999-2007.

During the fall of 2007 the Corporation completed a 19 hole drill program in the Main West Zone of Ferguson Lake. This initiative targeted the low-sulphide, PGM style of mineralization hosted in the Ferguson Lake (omit Sulphide) Intrusive Complex. This potential high-grade, low-sulphide mineralization was identified along strike during previous drilling. It is situated approximately 30 to 50 metres below the PGM-bearing massive sulphide Main West Zone lenses in the footwall gabbro unit. The massive sulphide base metal/PGM resource that is currently identified and qualified in Starfield’s NI 43-101 compliant July 2007 filing did not include this deeper, unique PGM mineralization.

In February 2008, the Corporation released complete fire-assay results from this PGM drill program. The results showed some high concentrations of PGMs. The data indicates significant mineralization at previously under-explored depths but its extent and continuity are still not known.

Two areas where previous drilling had identified the potential high grade, low sulphide PGM were chosen as prospective targets to test the footwall mineralized horizon in greater detail. The fiscal 2008 drilling program focused on further definition of the geometry and continuity of the low sulphide PGM mineralization through the use of closely spaced drilling, both up and down dip and along strike.

Previous drilling has identified the presence of rhodium at Ferguson Lake (Hole FL02-132 contained a 0.1-metre interval assaying 2.58 grams per tonne). The indications of rhodium at Ferguson Lake were considered to be significant because of the strong price of this commodity. At the time of the release, the price of Rhodium was US$9,380 per ounce, which is equivalent to just over US$300 per gram.

In March 2008, the Corporation announced results of check assays and rhodium assays of this diamond drilling program. The check assays for platinum and palladium verified the prior results, and three intersections assayed positive for rhodium, as follows:

•	A 1.35 metre thick interval from hole FL07-363 assayed 0.012 grams per tonne of rhodium from a depth of 142.95 metres to 144.30 metres.
•	A 0.75 metre thick interval from hole FL07-374 assayed 0.009 grams per tonne of rhodium from a depth of 254.00 metres to 254.75 metres.
•	A 1.09 metre thick interval from hole Fl07-379 assayed 0.021 grams per tonne rhodium from a depth of 185.35 metres to 186.44 metres.

The Corporation believes that it is has good quality controls and back-up sampling techniques in place. The Corporation believes the results of its assays are accurate.

Sampling Methods, Security and Analytical Procedures

Previous diamond drilling, core logging and sampling at the Ferguson Lake Property has been supervised and performed by John Nicholson, P.Geo. and Brian Game, P.Geo., both Qualified Persons in accordance with NI 43-101. Current diamond drilling, core logging and sampling at the Ferguson Lake Property is being supervised Ray Irwin, P.Geo., a Qualified Person in accordance with NI 43-101.

In May 2007, the Corporation released a summary of its newly compiled National Instrument 43-101 2007 mineral resource for its Ferguson Lake property in Nunavut, Canada.

Jaime Lavigne, P.Geo., a Qualified Person, has updated the resource estimate to include fiscal 2007’s 116 resource definition diamond drill holes and 20 additional geotechnical holes.

NQ and BQ thin-wall sized core samples are logged and marked for sampling, and subsequently halved by diamond saw, with one-half of the core comprising the sample and one-half retained as a rock record in core boxes stored for future reference at the Ferguson Lake camp. The one-half core comprising a sample is tagged, secured and bagged for air shipment from site to the sample preparation laboratories in Vancouver.

Pre-2008 samples are prepared at Acme Analytical Laboratories Ltd. in Vancouver, an ISO accredited laboratory which participates in proficiency testing and quality assurance and control procedures for sample preparation and analysis. Acme issues signed Certificates of Analysis and Assay Reports. The one-half drill core samples from sample intervals of generally one metre in length are crushed, riffle split and pulverized prior to analysis. Splits of massive sulphide samples weighing between 10-15 grams are then fire assayed for platinum and palladium. The doré bead is digested and then platinum and palladium are determined by ICP-ES (Group 6). The massive sulphide samples are also assayed for copper, nickel and cobalt, whereby 0.3g to 1.0g are digested by 4-acid digestion and then analyzed by ICP-ES (Group 7TD).

Low-sulphide PGM samples are analyzed at Acme, where a 30 gram sample is digested by aqua regia and then ICP-MS analysis is conducted for a suite of 51 elements plus platinum and palladium (Group 1F-MS). This geochemical ultratrace method allows for a screening of the samples prior to assay determinations being implemented. All samples containing greater than 500 ppb palladium and/or 100 ppb platinum as determined by ICP-MS are then forwarded for 1AT (29.2g) fire assay determination for platinum and palladium (Group 6). All samples containing greater than 5,000 ppm copper and/or 4,000 ppm nickel are sent for 4-acid ICP-ES assay determinations (Group 7TD).

In the 2008 program, drill samples were prepared by eitherAcme Analytical Laboratories, Yellowknife, NWT or by ALS Chemex Laboratories, Yellowknife, NWT with analyses performed at the respective analytical facility located in Vancouver, BC. Check assays were routinely performed on every twentieth sample from each laboratory by SGS Mineral Services in Toronto, ON. All three labs are ISO accredited, meaning that they participate in proficient testing and quality assurance and control procedures for sample preparation and analysis. The 2008 analytical procedure was the same as previously described, except that all samples found to contain platinum values greater than 100 ppb and/or palladium values greater than 500 ppb were subsequently fire assay checked using a 1 AT (29.2 g) sample.

Data Verification

Quality control of core samples is maintained by routinely analyzing a number of sample blanks, duplicates and control reference standards of a similar matrix and content as samples provided. Selected high-grade samples are routinely subjected to repeat assay determinations. Interlaboratory checks have been an ongoing part of the Ferguson Lake program since 1999. As noted in the previous section, the facilities of Acme Analytical Laboratories Ltd. have been used for project analyses since 2002, Bondar Clegg was the laboratory of record in 2000 and 2001, and check analyses during those years were performed by ALS Chemex. Between 2001 and 2007, most of the analytical work had been undertaken by Acme, while using ALS Chemex for necessary check analyses. As previously stated, during the 2008 Exploration Program, sample preparation and initial analyses were performed by either Acme Analytical Laboratories or ALS Chemex Laboratories with check analyses performed by SGS Mineral Services in Toronto, ON.

A number of interlaboratory checks of samples have been undertaken over the past several years. An example is the 2004 analytical work undertaken by ALS Chemex of 24 core sample pulps initially analyzed by Acme Laboratories. In summary, the results for copper are virtually identical, while Acme’s nickel values are in general almost 10% higher. Palladium values determined by the two laboratories correspond reasonably well, but there are apparent difficulties in reproducing consistently similar platinum values.

N.C. Carter, Ph.D., P.Eng. undertook a thorough review of 1950s Inco drilling results in late 1999, and has confidence in those results and in the sampling, preparation and analytical procedures used in the more recent drilling programs.

All sample results have been transmitted by the laboratory directly to the designated person at the Corporation who dispersed the results to the writers of the technical reports for initial review of results and the calculation of weighted average grades for the mineralized intervals encountered in the holes drilled to date. These data have been subsequently reported to the Corporation on a timely basis.

Mineral Resource Estimates

The information under this heading “Mineral Resource Estimates” is extracted from the 2008 Report. James G. Lavigne estimated the Mineral Resource Estimates which were reported in the 2007 Report and adopted in the 2008 Report. The mineral resource estimates and geostatical analysis were reviewed by James G. Lavigne in the preparation of the 2008 Report, and the 2008 Report concludes that the Mineral Resource Estimate is in compliance with NI 43-101 and the definitions set out by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council in December 2005.

Drill Hole Database

Mineral resources have been estimated for the Ferguson Lake Property exclusively from diamond drill hole data. No systematic excavations or surface sampling have been completed that contribute to the resource estimation database. A total of 540 diamond drill holes have been completed on the Resource Property, and include those drilled by Inco during the 1950’s and those drilled by the Corporation from the period 1999 to 2006, for total metres drilled of 157,219.

Sample and Assay Data

The assay database of mineralized samples used in the resource calculations now numbers a total of 24,371 samples. All of the drill core samples collected by the Corporation have been analyzed by assay methods for nickel, copper, platinum, palladium and cobalt. In addition, the Corporation has collected whole rock and trace element geochemical data on selected samples. The Inco samples were initially assayed only for nickel and copper. Subsequent to the Inco field programs at the Ferguson Lake Property (conducted to 1957), Inco re-assayed selected core samples for platinum, palladium, and gold. However, Inco has reported this precious metal data only as a total summation (i.e. platinum+palladium+gold equals total PGM). The total number of samples assayed account for a total of 26,896 metres of core analyzed.

Lithology

Logging by both Inco and the Corporation included the identification and documentation of rock types. This includes the major distinction between the intrusion, the country rocks to the intrusion, and massive sulphides. The country rocks are broken out into several types of amphibolites, gneisses, and granitic rocks. The intrusion is mainly described as gabbro with lesser hornblendite. Hornblendite is usually spatially associated with massive sulphide. Massive sulphide was broken out as a rock type in the lithological description of the core. Mafic to felsic dykes have been logged as cross cutting the country rocks and the intrusion.

Specific Gravity

During 2002, the specific gravity was determined on 100 core samples. The samples were selected grab samples of core collected to be representative of the major rock types including massive and semi-massive sulphide.

During 2006, the specific gravity (“SG”) had been determined on a total of 1,342 drill core samples at Acme Analytical Laboratories Ltd. during the course of sample processing for base and precious metal analyses. The SG was determined during 2006 using the water immersion method.

Data Verification

During the period June 26 to June 28, 2007, R. Dennis Bergen, one of the authors of the 2008 Report visited the Ferguson Lake Property. During that visit, three core samples were collected from areas identified by the Corporation’s geologist as being included in the resource estimate. The samples collected are not representative of the whole deposit, nor were there sufficient samples collected to provide a statistical comparison with the Corporation’s samples. The analyses undertaken did indicate the presence of copper, nickel, cobalt and palladium in quantities similar to those in the resource estimate, and the presence of palladium was noted.

In addition, during the period September 2006 to November 2006, the author of the 2007 Report visited the Ferguson Lake Property on two occasions for a total of fifteen days on site. During these visits, a number of 2006 drill holes as well as historical holes, were examined and compared with drill log descriptions and assay data. It was concluded that the geological logging and sample descriptions are representative of the lithological units and distribution of sulphide mineralization. The sampling is appropriate for the deposit type, and the assay data is consistent with the sulphide abundance, textures, and mineralogy. Survey procedures used at the Ferguson Lake Property for drill hole location and down hole trajectory are completed to exploration industry standards. It was concluded on the basis of the field visits that the drill hole exploration data collection procedures utilized at the Ferguson Lake Property would support resource estimations to NI 43-101 standards.

From 1999-2007, the diamond drill programs were managed for the Corporation by Nicholson and Associates, a professional geological services company based in Vancouver and managed by Professional Geologists. Nicholson and Associates were responsible for data collection, data base management, drilling and analytical QA/QC, and data verification for the Ferguson Lake Property. The author has relied upon Nicholson and Associates for the provision of the verified database for resource modeling. Aspects of drilling, sample security, assaying, data handling and verification are contained in the appropriate sections of this report. Verification of Inco data has been referenced in the Carter Report. Since 2007, the drilling programs were planned and supervised by members of Starfield Resources staff who were either P.Eng.’s or P.Geo’s.

Estimation Methodology

Standards and Scope

The mineral resource estimate for the Ferguson Lake Property has been prepared and reported here in compliance with NI 43-101 for Mineral Resources and Mineral Reserves. James G. Lavigne, Professional Geologist and Qualified Person as defined in NI 43-101, is responsible for the preparation and reporting of the resource estimate.

As per NI 43-101, Mineral Reserves estimates can only be based on the results of a preliminary feasibility study or feasibility study of a mineral project. Thus, no reserves have been estimated for the Ferguson Lake Property. As per NI 43-101, Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Description of Domains

Massive sulphide intersections on the Ferguson Lake Property occur over a strike length of approximately 15 kilometres. For the purposes of resource estimation, the Resource Property has been divided into three domains; the East Zone, the Main West Zone, and the West Extension Zone. Drill spacing, and therefore the amount of geological and assay information, is variable across the zones, and, accordingly, different approaches to resource estimation have been utilized.

Main West Zone

The central domain, (the Main West Zone) has been the target of the most detailed drilling and past geostatistical studies, and is the area from which past indicated (and measured) resources have been reported. Drill hole spacing in the Main West Zone is variable from 25 metres in selected test areas of the zone (i.e. in the “Pit” area) to a maximum of approximately 100 metres. Part of the West Main Zone was the object of a past geostatistical resource study and estimation. The drill density and historical work in the West Main Zone supports resource estimation using a geostatistical block model methodology based on a geological interpretation of the intrusion and mineralization.

West Extension and the East Zones

Drilling in the West Extension Zone has intersected mineralization between approximately 600 and 1200 metres below surface. Drilling has been completed on 200 metre spaced sections, with holes on section spaced irregularly, with an average of approximately 100 metres. All of the drilling in the West Extension Zone has been completed by the Corporation. Similarly, the East Zone is characterized by comparatively widely spaced drilling, but does include clusters of more detailed drilling in specific target areas. The East Zone contains a higher proportion of Inco drill holes. Given the drill hole spacing, a detailed geological model was not created for the West Extension or the East Zones, and a polygonal approach to estimation was utilized.

Main West Zone

Geological Model

Diamond drill holes in the Main West Zone are commonly characterized by multiple intersections of massive sulphide which can be of a highly variable width. Massive sulphide within the Main West Zone has been interpreted as a series of stacked lenses or sheets with a moderate north dip and approximate east-west strike (Carter Report).

Massive sulphide intersections interpreted on section are based on the occurrence of greater than 50% sulphide as estimated on a sample-by-sample basis, and incorporate inclusions of weakly mineralized to barren host of rock.

Three dimensional interpretations resulted in 56 individual lenses of massive sulphide across the Main West Zone of variable size and extent.

2008 Report Results and Classification

As per NI 43-101, “a mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable”. The economic and technical parameters used to evaluate the massive sulphide block model are summarized in the table below. No economic, environmental, legal, socio-economic, or governmental factors were known to the author of the 2008 Report that would impact the estimate of mineral resources at the Ferguson Lake Property.

Using the metal price, exchange rate, royalty payable, and recovery data, a dollar value was calculated for each block or partial block in massive sulphide. Resource cut-off value is established by the estimated operating costs. Blocks with value equal to or greater than CDN$75 for the open pit model and CDN$110 for the underground model have been deemed resources.

Economic and Recovery Factors:
Metal	Price per pound	Recovery
Nickel	US$7.00	93%
Copper	US$1.75	93%
Cobalt	US$15.00	64%
US$/CDN$ Exchange Rate: 1.18
Royalty Payable: 3% NSR
Operating Costs:
Basis Open Pit Mining - Cost per tonne milled:		CDN$75.00
Basis Underground Mining - Cost per tonne milled:		CDN$110.00

*Economic, mining, and processing values used to establish block value and cut-off value have been established for the Ferguson Lake Project by Scott Wilson Roscoe Postle Associated Ltd and NeoFerric.

Resource blocks in the West Main Zone have been classified as indicated resources and inferred resources. During block interpolation, the following data were recorded: a) the number of samples used to interpolate each block, b) the number of octants used for the interpolation of each block, and c) the block variance for nickel grade estimation. Classification of resource as indicated was based in part on consideration of the block model of these statistics in individual blocks, neighbouring blocks, and groups of blocks. Classification as indicated was also based on a) regular and tighter drill hole spacing and b) contours of sulphide thickness, and therefore interpretation of thicker and apparently more continuous massive sulphide. Other resources outside of the blocks are classified as inferred resources. No blocks have been classified as measured resources.

West Extension and the East Zones

Assays and Intersections

Massive sulphide intersections in diamond drill holes in the West Extension and the East Zones were evaluated for economic potential using the data and parameters contained in the previous table set out above. The cut-off value of CDN$75 was used for evaluation of intersections in the East Zone and the cut-off value of CDN$110 was used for evaluation of intersections in the West Extension Zone. Intersections above cut-off values were incorporated into the resource estimate. In both the West Extension and the East Zones, a horizontal and vertical width of 2.5 metres was used as a minimum width. As the West Extension Zone includes only holes drilled by the Corporation, all of the nickel, copper, and cobalt assay data were used to calculate intersection values. However, the intersection values used for the Inco holes in the East Zone, which do not have associated cobalt assay data, included an average cobalt grade of 0.08% cobalt, based on the average block grade from the Main West Zone.

Summary

The resources for the Ferguson Lake Property, including the East, Main West, and West Extension zones are summarized in the Mineral Resources table below. The mineral resources were estimated by James G. Lavigne and reported in the 2007 Report.

Mineral Resources

Indicated Resources

Zone	Tonnes (Mt)	Ni(%)	Cu(%)	Co(%)	Pt(gpt)	Pd(gpt)
Pit Area: Main West Zone	8.3	0.71	0.93	0.08	0.24	1.57
Underground: Main West Zone	7.0	0.70	1.17	0.08	0.32	1.74

Total Indicated Resources	15.3	0.71	1.04	0.08	0.28	1.64

Inferred Resources

Zone	Tonnes (Mt)	Ni(%)	Cu(%)	Co%	Pt(gpt)	Pd(gpt)
Pit Area: Main West Zone	3.4	0.59	0.71	0.07	0.15	1.20
Underground: Main West Zone	1.3	0.64	1.19	0.07	0.36	1.73
Extension West Zone	14.7	0.71	1.23	0.08	0.31	1.88
East Zone	9.5	0.65	0.75	*	*	*

Total Inferred Resources	28.9	0.67	1.01	*	*	*
Includes	19.4	0.68	1.13	0.08	0.28	1.75

Notes:

mt = millions of tones

gpt = grams per metric tone

* = Platinum, palladium, and cobalt not estimated for the East Zone as the East Zone contains a higher proportion of historical INCO holes, for which Cobalt or individual platinum or palladium grades have not been determined.

2011 Report Results and Classification

As per NI 43-101, a Mineral Resource is “an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable”. The economic and technical parameters used to evaluate the massive sulphide block model are summarized in Table 14-15. No economic, environmental, legal, socio-economic, or governmental factors are known to RPA that would impact the estimate of Mineral Resources at Ferguson Lake.

Using the metal price, exchange rate, royalty payable, and recovery data, a dollar value was calculated for each block or partial block in massive sulphide (i.e., block NSR value). Resource cut-off value is established by the estimated operating costs. In order to assess the potential for open pit resources, RPA assessed the 2008 Whittle shells using a cut-off grade of $53/tonne. Blocks with NSR equal to or greater than $53/tonne within the 2008 Whittle shells have been tabulated as open pit resource. Blocks outside of the pit shells were assessed and those with NSR value of $97/tonne or greater have been tabulated as underground resources.

Economic and Recovery Factors:
Metal	Price per pound	Recovery
Nickel	US$9.00	91%
Copper	US$3.15	96%
Cobalt	US$17.00	90%
Iron	Note 1	74%
Sulphur	Note 1	67%
Sulphuric Acid (93%)	US$80.00
Hematite (62%)	US$100.00
US$/CDN$ Exchange Rate: 1.00
Royalty Payable: 2% NSR
Operating Costs:
Basis Open Pit Mining - Cost per tonne milled:		CDN$53.00
Basis Underground Mining - Cost per tonne milled:		CDN$97.00

Notes:

1.	NSR cut-off prices for pure iron and sulphur derived from iron and sulphur molecular weights in

CLASSIFICATION

Resource blocks in the Main West Zone have been classified as Indicated Resources and Inferred Resources. During block interpolation, the following data were recorded:

Number of samples used to interpolate each block

Number of octants used for the interpolation of each block

Block variance for Ni grade estimation

Classification of a Mineral Resource as Indicated was based in part on consideration of the block model of these statistics in individual blocks, neighbouring blocks, and groups of blocks. This classification was also based on:

Regular and tighter drill hole spacing

Contours of sulphide thickness and therefore interpretation of thicker and apparently more continuous massive sulphide

The tabulation of Indicated and Inferred Resources in the Main West Zone is contained in the following table:

Mineral Resources

INDICATED RESOURCES

Zone	Tonnes (Mt)	Ni %	Cu %	Co %	Pt %	Pd %	Fe Grade	$ %
1000 Pit	1.1	0.63	0.97	0.22	1.54	0.07	36.33	19.95
2000 Pit	0.0	0.59	0.72	0.13	1.65	0.11	37.11	20.07
Total Pit	1.1	0.63	0.97	0.22	1.54	0.07	36.34	19.95

1000 UG	5.5	0.62	0.85	0.19	1.46	0.08	35.32	19.33
2000 UG	2.2	0.56	0.79	0.20	1.22	0.06	35.62	19.11
3000 UG	7.1	0.69	1.16	0.32	1.73	0.08	41.15	22.81
Total UG	14.7	0.65	0.99	0.25	1.55	0.08	38.16	20.97

Total Indicated	15.8	0.65	0.99	0.25	1.55	0.07	38.04	20.90

INFERRED RESOURCES

Zone	Tonnes (Mt)	Ni %	Cu %	Co %	Pt %	Pd %	Fe Grade	$ %
1000 Pit	0.2	0.57	0.92	0.18	1.38	0.07	33.60	18.22
2000 Pit	0.0	0.59	0.72	0.13	1.65	0.11	37.11	20.07
Total Pit	0.2	0.57	0.90	0.17	1.40	0.07	33.96	18.40

1000 UG	1.2	0.58	0.78	0.15	1.38	0.07	33.61	18.30
2000 UG	3.4	0.59	0.71	0.15	1.20	0.07	36.54	19.75
3000 UG	1.3	0.63	1.19	0.36	1.71	0.07	38.72	21.16
Total UG	5.9	0.59	0.82	0.20	1.34	0.07	36.15	19.59

Total Inferred	6.1	0.59	0.83	0.19	1.34	0.07	36.08	19.55

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources were estimated at NSR cut-off values of $53 and $97 per tonne for open pit and underground, respectively.
3.	Mineral Resources were estimated using average long-term metal prices of US$9.00, US$3.15, and US$17.00 per pound of nickel, copper, and cobalt, respectively, a US$/C$ exchange rate of 1.00, and a royalty of 2% NSR.
4.	Metallurgical recovery assumptions were 91% for nickel, 96% for copper, and 90% for cobalt.

Current Exploration and Development

The following information under this heading is provided by the Corporation and is not extracted from the 2011 Report.

Significant exploration and diamond drilling has been undertaken since the 2008 report. The diamond drilling was primarily designed to upgrade the confidence in the existing copper-nickel-cobalt sulphide mineralization through a series of interspaced and extended drill holes. Additionally, as in the fiscal 2008 program, a portion of the drilling was extended beneath the massive sulphide resource in an effort to further define the geometry and continuity of the low-sulphide PGM occurrence. The massive sulphide mineralization comprising the West Zone is currently being remodelled, and at the same time existing data is being utilized to construct the initial model for the low sulphide PGM mineralization located in the footwall of the West Zone.

The Corporation also began a program designed to assess the diamond, gold and base metal potential of the remainder of the claim block. This effort included processing and a mineralogical study of 1,100 till samples taken in 2005 and 2006 along with a thorough review of existing geophysics and ground reconnaissance. This work resulted in the discovery of a microdiamond and three grains of native gold in separate till samples. Both the diamond discovery and the gold find in the Y Lake area were followed up by a helicopter borne geophysical program consisting of a combined DIGHEM and Horizontal Magnetic Gradiometer survey.

This survey, which was completed in May 2009, totalled 4,729 line km. In addition to better defining the geology and sulphide-bearing horizons within the survey area, processing and interpretation of the data identified 14 Resistivity anomalies. These anomalies are potentially significant, since their size, shape and apparent continuation to depth may be indicative of kimberlitic intrusives. Of these fourteen anomalies, M4 is particularly encouraging since it is located approximately 1.5 km up-ice of till sample TDS5-126, in which the previously reported microdiamond was found during mineralogical studies by SGS Minerals Services.

Drilling Program

The 2011 drilling program, which began in July and was completed during the first week of September, had the following three objectives:

1)	Further evaluate and better define the strong massive sulphide mineralization within the West zone.

2)	Evaluate a strong gossan possessing anomalous copper in rock chip geochemical samples that is related to a strong airborne conductivity anomaly located southwest of the 119 Zone Extension.

3)	Attempt to extend strong, but deep (>1,000m) massive sulphide mineralization in the 119 Zone Extension southwestward from hole FL04-174.

During the 2011 exploration program, three holes totaling 1,866 meters (6,122 feet) were completed.

Drill hole FL11-430, which was drilled 30 meters east of FL06-251, was designed to further evaluate and better define massive sulphide mineralization in the western part of the West Zone. This hole, which was drilled southward at -64 degrees to a final depth of 215 meters (705 feet), intersected three closely spaced massive sulphide lenses. The assay summary for this hole appears in the table on the following page.

Drill hole FL11-431, which is located southwest of the 119 Zone Extension, was drilled to evaluate a strong ENE trending, steeply north dipping gossanous zone, possessing weak base metal values in surface rock chip samples, that is situated within a broad airborne conductivity anomaly. This hole, which was drilled southward at -57 degrees to a final depth of 422 meters (1,384 feet), intersected a broad zone of disseminated pyrite and pyrrhotite and a bleached, silicified zone containing spotty pyrite and chalcopyrite at 387.9 meters. This 3.91meter wide zone contained copper values up to 631ppm.

Drill hole FL11-432, which is located on the 119 Zone Extension approximately 350 meters southwest of hole FL04-174, was drilled in an attempt to extend the deep massive sulphide mineralization southwestward. This hole, which was drilled southeastward at a -64 degree inclination to a final depth of 1,229 meters (4,032 feet), intersected five lenses of sub-massive to massive sulphide mineralization between the depths of 1096.49 meters (3,597.4 feet) and 1,126.09 meters (3,694.5 feet). Of these, four are considered significant and their assays are reported in the table below.

A more detailed summary of the significant assay results for the 2011 Ferguson Lake drill program can be found in the table below.

HOLE NUMBER FL11-430
Coordinates (NAD83)		Azimuth	Inclination	Interval		Thickness	Assays
Easting	Northing			From (m)	To (m)		Cu (%)	Ni (%)	Co (%)	Pt (g/t)	Pd (g/t)
604865	6972920	181	-64	104.60	107.55	2.95m	1.07	0.91	0.09	0.14	1.93
				111.50	119.00	7.5m	1.97	0.66	0.08	0.40	1.77
				134.00	140.00	6.0m	0.60	0.13	0.04	0.13	0.40

HOLE NUMBER FL11-432
Coordinates (NAD83)		Azimuth	Inclination	Interval		Thickness	Assays
Easting	Northing			From (m)	To (m)		Cu (%)	Ni (%)	Co (%)	Pt (g/t)	Pd (g/t)
601650	6972775	165.5	-64	1,096.49	1,098.52	2.03m	1.19	0.58	0.07	0.03	1.28
				1,106.45	1,112.10	5.65m	1.23	0.64	0.07	0.32	1.73
				1,118.70	1,124.66	5.96m	1.33	0.73	0.04	0.11	1.86
				1,125.46	1,126.09	0.63m	0.68	0.26	0.03	0.47	4.93

* Depths are not corrected to true thickness *

The samples were initially shipped to ALS Chemex Laboratory in Yellowknife, NWT where they underwent sample preparation. A 1,000 g sample was then shipped to ALS Chemex Laboratory in Vancouver, BC for multielement analysis. Reject material for a minimum of every 10th sample has been sent to SGS Laboratory in Vancouver, BC for multielement check assays, and all mineralized intervals will be checked by SGS Laboratories in Vancouver.

The fiscal 2009 drilling program, which was undertaken in two phases, was designed to convert more of the massive sulphide mineralization comprising the West Zone from the Inferred Mineral Resource category to the Indicated category; to further define the geometry and continuity of the low sulphide PGM mineralization located in the footwall of the West Zone; to better define the massive sulphide mineralization in the West Zone Extension; and, to begin evaluating some of the more promising exploration targets outside of the known resource area. During the fiscal 2009 program, a total of 51 holes were attempted, with 45 completed to planned depth, while six other holes were abandoned due to drilling difficulties, resulting in a total of 19,092 metres drilled. Of the holes completed, 34 were drilled on the West Zone, five were drilled on the North Zone, one was drilled on the Grizzly Trend, three were drilled on the Y Lake Trend and two were drilled on the West Zone Extension.

Exploration targets located outside of the resource area were selected for investigation based on a combination of encouraging results, namely airborne geophysics VTEM, rock chip geochemical sampling and reconnaissance geologic mapping.

•	Five widely spaced angle holes totalling 2,167 metres were completed along the North Zone, which is 1.5 kilometres north of the West Zone. The holes intersected intervals of sub-massive sulphides, as well as veinlet-controlled and disseminated sulphides.

•	Three widely spaced angled core holes, totalling 1,243 metres, were completed on the Y Lake trend, which is located 20 kilometres south of the West Zone. These holes intersected sulphide-bearing intervals that contained geochemically anomalous copper (up to 681 ppm), nickel (up to 1,475 ppm), silver (up to 1,130 ppb), gold (up to 0.76 g/t), arsenic (up to 1,005 ppm), and tellurium (up to 0.55 ppm).

•	One angled hole, totalling 420 metres, was completed on the Grizzly Trend, which is located 8 kilometres south of the West Zone. This hole intersected several intervals of veinlet-controlled and disseminated sulphides containing anomalous copper (up to 815 ppm), silver (up to 1,170 ppb) and tellurium (up to 0.34 ppm).

It should be noted that the elements arsenic and tellurium are commonly associated with gold mineralization in many gold deposits. Since they occur in higher geochemical concentrations than gold, they often serve as good indicators or pathfinders, to gold mineralization. As a result, they may be used to vector or direct exploration to the part of a hydrothermal system having the highest exploration potential.

Surface Exploration Program

In an effort to further evaluate its large land holding, Starfield embarked on a grassroots surface exploration program to examine the kimberlite and gold potential of the Corporation’s 270 active claims comprising the Ferguson Lake project. In addition to the favourable geologic setting, the potential presence of kimberlites is reinforced by the active diamond exploration being undertaken by other companies on ground surrounding the Ferguson Lake project.

Processing and selection (“picking”) of the 1,100 till samples collected during the 2005/2006 project-wide sampling program have been completed and planned mineralogical studies based on scanning electron microscope (SEM) and microprobe analyses have been completed on 1,825 picked grains. In addition to the discovery of a microdiamond during picking, these mineralogical studies identified and confirmed that some garnet and ilmenite grains of possible kimberlitic origin were present in widely spaced samples.

Although the exploration significance and source of the microdiamond has not yet been determined, and the recently completed mineralogical studies are somewhat inconclusive, the recently completed airborne geophysical survey did identify 14 targets that could potentially represent kimberlitic bodies. As a result, the presence of the microdiamond must still be considered encouraging. This significance is further supported, since no striations were observed on the diamond and the crystal was not broken, which suggests proximity to a nearby source. Additionally, the size of the microdiamond is consistent with the size fraction (-35 to + 60 microns) being processed at the time; the possibility of off-site contamination has been disproven; the microdiamond bearing sample is located near a sample containing a possible ilmenite grain of kimberlitic origin; and, the sample in which the microdiamond was found is proximal to a geophysical anomaly previously interpreted as a possible kimberlitic body.

Additionally, during selection, three small grains of gold were identified in three separate widely spaced samples. Two of the samples occur north of the western end of the Y Lake Trend in or adjacent to a series of till samples in which anomalous gold was previously detected by multi element analysis of the 2005/2006 till samples. The third grain of gold was found in a till sample collected approximately 20 kilometres north of the current property boundary.

During August and September 2010, the company undertook a limited surface reconnaissance program in the Y Lake area, as well as drilled four core holes in the Y Lake area that were designed to investigate coincident rock chip and airborne (DIGHEM EM) geophysical anomalies. Additionally, two holes were drilled to further investigate the copper-nickel mineralization present in the South Discovery Zone. This drilling program totalled 1,126m.

In the case of the four holes drilled in the Y Lake area (FL10-424 thru FL10-427), assays revealed that only narrow intervals of anomalous zinc were intersected. Assays from drill hole FL10-429, which was drilled on the South Discovery Zone indicated that anomalous copper and nickel values (respectively up to 1505 ppm and 1277 ppm) were obtained in a narrow zone of sub-massive sulphides believed to be the down dip continuation of the South Discovery zone.

HYDROMETALLURGICAL PROCESS

Conventional milling and flotation processes generate toxic and acid-producing tailings which need a dedicated disposal area with perpetual monitoring. The Corporations’s hydrometallurgical process turns the typical problem elements of sulphur and iron into saleable by-products. Iron is converted into hematite, which is non-toxic and potentially marketable. Sulphur is converted into sulphuric acid, which is a necessary reagent in the recovery of uranium, and is also used in the manufacture of many commercial chemicals and fertilizers.

The Primary Leach process outputs hydrogen sulphide gas (H2S). The H2S gas is reacted with oxygen, resulting in the release of extreme heat (1600°C) and sulphuric acid (H2SO2). The extreme heat is captured to produce super-heated high pressure steam sufficient to power steam-driven electrical generation.

The ability to produce our own energy is a tremendous savings to both our costs and the environment. With an expected ore feed of 6,000 tonnes/day, the Primary Leach Process generates 65 tonnes/hour of H2S. Burning the H2S provides 1,000,000 MJ (megajoules)/hour of energy – the equivalent energy from consuming 24,000 litres of fuel oil per hour, and preventing 60 tonnes/hour of CO2 greenhouse gases from being emitted into the atmosphere.

Hydrometallurgical Testing

In 2006, the Company announced the successful hydrometallurgical bench-scale test extraction of base metals from the Ferguson Lake massive sulphide mineralization, and the subsequent production of high purity nickel and copper metal from the process solution. The 2006 program resulted in laboratory recoveries (from sulphide core samples) ranging from 98% to 99.8% for copper and nickel and 60% to 70% for cobalt. During the two-stage treatment process, the PGMs remain in the final residue (10% of original mass of sample) as a precious metal concentrate with a grade between 30 and 50 grams of palladium plus platinum per tonne. Separate electrolytic nickel and copper (99.99% purity) metal coupons (wafers) have been produced from the hydrometallurgical treatment solutions.

The success of this research program has allowed Starfield to develop a novel, environmentally-friendly and energy-efficient hydrometallurgical flow sheet to recover the base and precious metals from its Ferguson Lake massive sulphides. This process is carried out at atmospheric pressure, thus eliminating the need for a pressure leaching system. The research is focused on the crucial process step of iron precipitation and regeneration of the hydrochloric acid needed for the leaching step.

In 2006, the Company provided funding to Dr. Harris to arrange and build a two-stage mini pilot plant leach circuit. The custom-built pilot plant is designed to provide continuous feed and testing of the process. In 2007, the Company signed a contract with SGS Lakefield Research Limited to test the mini pilot plant using the Ferguson Lake massive sulphides. The process circuit’s modular units were set up at the SGS laboratory facility located in Lakefield, Ontario. Dr. Harris and the professional hydrometallurgical staff of Lakefield successfully carried out the project to its completion in the fall of 2007. The objectives of the project were fully realized, by demonstrating the continuous operational capability of the leaching circuits, and providing the data necessary for the scoping study.

During 2006 and 2007, SGS Lakefield Research Limited was also contracted to carry out flotation and metallurgical testing on Ferguson Lake massive sulphide mineralization, and to conduct Platsol Hydrometallurgical leaching of first stage leach concentrate produced from the Harris hydro-metallurgical process. All of these projects have been completed to support the Scott Wilson RPA scoping study evaluation of the Ferguson Lake Project.

In 2008, the Company released further successful test results from the refinement of the hydrolysis circuit in its hydrometallurgical process. During batch testing, the iron hydrolysis and acid recovery circuit worked well, producing high quality hematite and simultaneously recovering high strength hydrochloric acid. The hematite is of sufficient purity and quality to be used directly in steelmaking, and therefore presents a potential new revenue stream for the Ferguson Lake project. Testing of the semi-continuous circuit for iron hydrolysis, precipitation and hydrochloric acid recovery has been ongoing in Montreal. Initial results are encouraging, and further testing is planned.

Preliminary results show:

•	The procedure can be effectively and efficiently translated from the initial batch mode of testing to continuous operation. This is a key achievement in any hydrometallurgical process;
•	Hydrochloric acid, ranging from 30% to 35% in strength, has been continuously, and more importantly, steadily and consistently produced over extended periods of several hours; and,
•	The process generates a highly crystalline black hematite, with a coarse texture that filters very well, and an iron content of 68% to 71%, with no detectable base metals and very low chloride content (<0.2%).

Since the publication of the Company’s scoping study that was filed on SEDAR on May 1, 2008, considerable progress has been made towards optimizing and finalizing the process circuit. The magnesium chloride matrix has been replaced by hydrochloric acid leaching. All the data generated with magnesium are equally applicable to acid alone. The primary leach and secondary leach, both of which were successfully piloted at SGS Lakefield in 2007, perform exactly the same with iron as the matrix as they did with magnesium.

Early in 2009, Starfield engaged the Department of Mining and Materials Engineering, Hydrometallurgy Group, at McGill University in Montreal to perform a series of bench scale and semi-continuous oxidation and hydrolysis tests. These tests were designed to follow up on McGill’s work conducted under a Natural Sciences and Engineering Research Council of Canada (NSERC)/Starfield Collaborative Research and Development (CRD) grant. The majority of this work was completed during the summer and fall of 2009 under the guidance of Professor George Demopoulos. The McGill test work showed that under semi-continuous conditions, the oxidation and hydrolysis process results continued to behave in a manner that the Company expects will lead to commercial application.

The Company has contracted SGS Minerals Services in Lakefield, Ontario to advance the development of the hydrometallurgical process to demonstrate that the key steps in the process can operate successfully using commercially available equipment and massive sulphides from Ferguson Lake.

On May 24, 2011, the Company announced positive preliminary test results on the processing of Ferguson Lake ore.

The hydrometallurgical technology being developed is engineered to recover base metals from massive sulphides at the Company’s Ferguson Lake project in Nunavut in an environmentally friendly, cost effective and energy efficient manner.

Testing has been performed by SGS Canada Inc. in Lakefield, Ontario. Phase I testing, completed in the summer of 2010, successfully demonstrated continuous operation of the oxidation and hydrolysis sections of the hydrometallurgical process using a synthetic feed (primary leach solution). Phase II testing began in the fall of 2010 and concluded successfully in April 2011, successfully demonstrating the oxidation and hydrolysis sections using actual feed made from Ferguson Lake massive sulphides.

Results from testing of the primary and secondary leach circuits show recoveries of 97% copper, 96% nickel, and 88% cobalt from a bulk sulphide concentrate produced from Ferguson Lake ore into the leach solution. The remaining metals, including PGEs, were left in the leach residue.

The Company has contracted SGS to build and operate a mini-pilot plant at their facilities in Lakefield.

Leach solution generated from the bulk Ferguson Lake concentrate was used to successfully demonstrate stable, continuous, simultaneous operation of the two enabling steps in the hydrometallurgical technology, i.e. oxidation and hydrolysis. The solution from the primary leach was continuously oxidized and the oxidized solution was sent directly to continuous hydrolysis. Two campaigns of one week each were run. The target oxidation level (80% of the ferrous iron in the leach solution) was achieved and in both campaigns reached up to 90 percent.

The extent of hydrolysis achieved also substantially exceeded expectations - the expected extent was about 30 percent per pass, compared to just over 70 percent achieved, with the operation of the hydrolysis reactor remaining stable.

The solution from the oxidation and hydrolysis campaigns was used in a continuous secondary leaching campaign, and the solution from the secondary leach was re-oxidized in a secondary oxidation step in which 97% to 98% of the ferrous iron was oxidized.

Targeted oxidation of the same material at 80% for a single pass was achieved in 18 hours of residence time, with the oxidation level increasing to as much as 90% in the subsequent 30 hours of residence time.

Hydrolysis tests on synthetic solution altered its content to produce from 20% to 26% hydrochloric acid. Higher acid levels in the range of 34% could be produced, but unacceptably high amounts of iron oxide were generated as a by-product. Interim filtration of the solution was used to remove iron oxide, along with acid washing of the same iron oxide to reduce the residual chlorine to less than 1%. The overall efficiency of the oxidation and hydrolysis circuits now approach 100%.

The Company believes that all its work to date on the Hydromet process has confirmed that the process will operate as designed. Given the Company’s current financial condition, the Company has temporarily delayed the construction of the Hydromet mini-plant.

The technical information in this news release has been reviewed by Ray Irwin, BSc, P.Geo, a Qualified Person in accordance with National Instrument 43-101.

STILLWATER PROPERTY

On March 25, 2009, the Nevoro Corporation released a Technical Report on their Ni-Cu-Co-Cr-PGM Stillwater Project in Stillwater and Sweetgrass Counties, Montana USA (the “Stillwater Project”) by Robert Suda, MSc, L.P. Geo., Alistair R. Turner, MSc, C.P. Geo., Curt Hogge, MSc, C.P.Geo (the “Stillwater Project Report”). The following summary of the Stillwater Project is reproduced from the Stillwater Project Report.

Project Description and Location

The Stillwater Project, comprising approximately 15,700 acres, is located in south central Montana, approximately 129 kilometres west southwest of the city of Billings. The project area is in the southern part of the Stillwater Complex, an Archean-age layered mafic-ultramafic magmatic intrusion exposed for 48 kilometres along the northern margin of the Beartooth Mountains. The Stillwater Complex and adjacent rocks have been known to contain copper, nickel, cobalt and chromium deposits since the late 1800s. More recently, deposits of PGM elements have been recognized. Historical copper-nickel and chromite resources were defined on the properties, but are not in compliance with NI 43-101.

As previously noted above, Starfield’s Stillwater Project overlies a significant part of the exposed Stillwater Complex, which is a large differentiated, mafic-ultramafic layered intrusive that is analogous in terms of lithologies and mineralization to the Bushveld Igneous Complex in South Africa. Like the prolifically mineralized Bushveld intrusive complex, and as evidenced by the adjacent Stillwater platinum-palladium mine, as well as previous exploration results on the project, Starfield believes its large land position covers several excellent PGM, copper-nickel-cobalt and chrome exploration targets.

The project consists of and 740 unpatented lode and placer mining claims totalling approximately 6,332 hectares (15,700 acres). The Bureau of Land Management (“BLM”) fee for holding the claims is US$103,600 per annum, and annual lease payments total $74,000. Additionally the patented claims are subject to property taxes, which total US$840 per year. The Corporation acquired the project on October 8, 2009, by acquiring 100% of Nevoro Inc. and its wholly-owned subsidiaries.

Starfields’s interest is held under three lease agreements:

1)	the Basal Zone Lease Agreement, a 10-year renewable lease with option to purchase agreement signed January 1, 2004. The lease covers 34 patented and 26 unpatented lode and placer mining claims, with payments of $500/month from the first to second anniversary date of the agreement, escalating after six years to $2,000/month, and carrying a 2% Net Smelter Royalty (“NSR”);

2)	the Mountain View Lease Agreement, a 10-year lease with purchase option for 1 patented and 77 unpatented claims, signed February 1, 2004, and requiring $10 due upon signing, a US$50,000 payment upon the first 5-year term extension, a $500,000 advance royalty at mine construction, and a 2% NSR royalty; and

3)	the Benbow Mine Lease Agreement, a 25-year lease option to purchase agreement signed July 14, 2008, consisting of seven patented lode mining claims and requiring minimum annual payments of $50,000 graduating to $100,000 annual payments after year six, and a 5% NSR royalty that can be purchased.

Subsequent to February 29, 2012, on May 1, 2012 the Company completed the sale of 179 mining claims of the company’s Stillwater property for $US 1,950.

Subsequent to February 29, 2012, the Company relinquished its long term holding on the Benbow chromite mining leases.

The unpatented mining claims in the Stillwater Project are all on federal lands administered by the United States Forest Service (“USFS”) and require an archaeological review and an operating plan approved by the USFS in order to conduct any exploration likely to cause “significant disturbance of surface resources”. Additionally, any mechanized exploration activities in the state of Montana require a Montana State Exploration License and subsequent site-by-site approvals from the Montana state Department of Environmental Quality (“DEQ”). After a plan of operations is submitted, a site visit between the applicant, the DEQ and the USFS is arranged, during which visit a reclamation bond is usually calculated. The DEQ requires a reclamation bond of not less than US$200 per acre or fraction of an acre for the land that will be disturbed. Once the bond has been submitted, the appropriate agencies can grant approval. Exploration activities on the patented claims do not require permits or approval from the USFS, but do require approval from the state DEQ.

The permitting-licensing-bonding process in the Stillwater area can often be completed in as little as three months’ time; however, in some instances the process can take up to a year, or more, depending on various logistical, cultural and access issues. Once exploration permits are granted, they are usually valid for one year, but may be extended.

The Corporation has received its Montana State Exploration License to conduct exploration, including drilling, in the state. Previously, the Stillwater Project received an approved Plan of Operations (Categorical Exclusion) from the USFS, and approval from the state DEQ for core drilling at 22 sites from three approved permits on its claim blocks. Since the focus of the exploration program has been changed to PGM targets, the corporation has filed new Plans of Operation to cover planned exploration on the VEZ targets in both the Gallatin National Forest and Custer National Forest. Following inspection by representatives of the USFS and DEQ and the posting of a reclamation bond, approval of the Plans of Operation are anticipated by June 2011. Starfield also controls water rights at the Benbow mine and has applied for temporary access to surface water to conduct exploration.

The Corporations’s properties include many old inactive mine workings or prospect pits, none currently considered to be potential environmental liabilities.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The project site is reached by exiting Interstate Highway I-90 at Columbus, Montana, then traveling 19 kilometres (12 miles) south on Montana Highway 78, 5 kilometres (3 miles) south of Absarokee, to County Highway 419, then 42 kilometres (26 miles) southwest to the Stillwater mine, in Nye, Montana. From the mine site, the properties are reached via a series of gravel roads maintained by the US Forest Service or the Stillwater Mining Company.

The area is mountainous with elevations on the property ranging from 1,500 to 2,835 metres (5,000 to 9,300 feet) above sea level and deeply incised by several rivers, notably the Stillwater River which flows through the central portion of the Stillwater Project. The mountain slopes are covered with pine forest, with adjacent glacial valleys used for ranching and farming. The vast primitive mountainous area immediately south of the project area offers fishing, hunting, camping, and hiking for tourists.

The climate is typical of Montana mountain ranges, cool and dry with common gusty to strong winds. Temperatures in the summer months can reach 27°C (80°F) or more and drop below -18°C (0°F) in the winter months with heavy snowfall at higher elevations. Exploration field operations can generally be conducted from June through October, but heavy snowfall can occur late in May and begin as early as mid-October, which can impede exploration drill operations at higher elevations. The nearby Stillwater mine operates year-round.

History

The Stillwater Complex and adjacent rocks have been known to contain copper, nickel, cobalt and chromium deposits since the late 1800s. More recently, deposits of platinum group metals (PGMs), iron (in meta-sedimentary rocks) have been recognized. Exploration has since been carried out intermittently by prospectors and various large and small mining companies. Discoveries include important Ni-Cu-Co deposits, two commercial chromite deposits, and more recently the JM Reef, which now is North America’s largest and richest PGM operation.

Most of the previous exploration was done by Anaconda Minerals Company (“Anaconda”) from the 1920’s to 1985. Historical drilling on the Corporations’s properties targeted Ni-Cu with lesser drilling for chrome and PGM mineralization. The principal targets of this drilling were Mouat, Nye Basin, Benbow, Crescent Creek and Initial Creek. Historical resources were defined at all except Crescent Creek. The most advanced Ni-Cu prospect is Mouat, where Anaconda drilling defined a Ni-Cu deposit of 25.45 million tons grading 0.50% Ni and 0.48% Cu based on their last estimate in 1973 (Note: This is an historical resource estimate, which is not compliant with current CIM standards required by NI 43-101). None of the drill-defined Ni-Cu resources have been mined.

Two chromite mines were previously in production on or formerly on the Corporation’s holdings - the Mountain View mine and the Benbow mine. Developed by Anaconda and mined by American Chrome Company during the Korean War, the Mountain View mine produced 920,000 short tons (835,000 tonnes) of concentrate averaging 38.5 wt percent. The Benbow chromite mine, produced 64,791 tons (58,778 tonnes) of concentrate at a grade of 41.5 wt percent Cr203 during World War II. Significant resources remain for both deposits. There has been no known production of PGMs from the Corporation’s properties.

Geological Setting

The Stillwater Project is hosted by the Stillwater Complex, a large differentiated, mafic to ultramafic, layered intrusive body. It has been moderately metamorphosed, tilted, and eroded, then unconformably overlain by Paleozoic sedimentary rocks. The Complex is comprised largely of layered cumulates. Cumulate stratigraphy (i.e., magmatic layering) in the Stillwater Complex is the result of repeated intrusive pulses of mafic magma, and is comprised of three distinct, district-scale rock series: (1) the Basal Series, (2) the Ultramafic Series, and (3) the Banded Series. There are 15 successive pulses of mafic magma, with pulse crystallizing cyclic successions of olivine cumulate at the base, grading upward to olivine-bronzite cumulate and finally bronzite cumulate. The Basal and Ultramafic series underlies most of the Corporation’s holdings. In the Mouat-Mountain View area, the Basal Series is cross-cut by a series of reverse, high-angle transverse faults, bounded to the north by the Lake Fault, a large south-dipping reverse fault, and to the south by the Bluebird Thrust. The igneous stratigraphy in this area strikes approximately N30°E and dips 50-60° NW. The Nye Basin and Benbow areas are separated by the major, north-south trending Big Seven transverse fault. Quartz monzonite and lesser aplite/quartz-hornblende diorite intrusive are present in the immediate footwall to the Basal Series rocks. The Crescent Creek area is an isolated claim block located about 7 kilometres west of the Mouat-Mountain View area. The upper part of the Basal Series in Crescent Creek is believed to be thick compared to the same section in the Mouat area, suggesting a proximity to a significant magmatic basin. Slumps and rolls in the chromitite units indicate a basin immediately to the west.

The similarities between the Bushveld in South Africa and Stillwater Complex are: a similar sequence of layered, intrusive stratigraphy, the general stratigraphic magmatic levels that host the mineral deposits, and the similarities of the mineral deposits. Both complexes contain a Ni-Cu+PGM bearing lower or basal zone overlain by an ultramafic cumulate zone that contains seams of chromitite cumulates. In both complexes, some of these chromitites are PGM-bearing, such as the productive UG2 in the Bushveld and the VEZ and the A and B chromitites in the Stillwater Complex; both host a major PGM bearing sulfide reef in the lower part of the mafic banded series, the JM Reef in the Stillwater and the Merensky Reef in the Bushveld.

Five main types of mineralization are recognized in the Stillwater Project:

1.	Nickel-copper- cobalt + PGM sulfide mineralization hosted in the Basal Series;

2.	PGM + gold mineralization enriched in chromitite seams, mainly the A and B chromitites within the Peridotite member of the Ultramafic Series;

3.	PGM mineralization associated with the Volatile Enriched Zone (“VEZ”);

4.	PGM mineralization hosted by intrusive, discordant dunite bodies in the Peridotite member of the Ultramafic Zone and

5.	Chromite mineralization hosted in Peridotite member Ultramafic Series.

The principal minerals found in the Basal Series are pyrrhotite, pentlandite, chalcopyrite, and pyrite, platinum alloys, gold and silver. Potentially important are the Ni-Cu-Co sulphide mineralization in the Mouat deposit and in the less-intensely drilled Nye Basin, Benbow and Crescent Creek prospects. The Mouat area is to-date the largest and most thoroughly tested deposit with mineralization occurring over an area of about 1,220 metres (4,000 feet) by 610 metres (2,000 feet). Thickness of the mineralization is quite variable with drill intercepts of greater than 0.2% Cu ranging from 6 metres (20 feet) to more than 43 metres (140 feet). Massive sulfide mineralization is apparently localized associated with diabase dikes and as high grade sulfides concentrated in local depressions or basins along the footwall basal norite-hornfels contact zone.

At Nye Basin, Ni-Cu-Co sulfide mineralization is present in the Basal Series norite hornfels breccia. The main sulfide mineral is pyrrhotite, occurring in coarse masses or as fine disseminations. At Crescent Creek, the sulfide mineralization is present as net–texture sulfide in the Basal Series bronzite and cordierite-pyroxene hornfels and quartz-rich cordierite-pyroxene hornfels. Sulfide mineralization is within basinal features rather than basement high features.

The Volatile Enriched Zone (VEZ) based on a 2000 airborne magnetic and EM survey appears to represent a nearly continuous horizon of PGM enriched sulphides and graphite located 150m-400m south of the JM reef and analogous to the UG2 reef in the Bushveld Complex. Additionally and perhaps (omit Perhaps) related to VEZ horizon are very coarse-grained lenses, small, pipe-like discordant bodies of dunite, referred to as discordant dunites. These discordant bodies can host PGM mineralization and chromite pods and lenses. Grab samples from the Crescent Creek dunite reportedly returned Pt-Pd values up to 80 g/t.

Exploration

A significant amount of time, however, has been devoted to reviewing and auditing available maps and data. This activity has included field checks of drill locations, old workings and other features to determine accuracy of data. In addition, claim boundaries in the Nye Basin area were check surveyed by registered surveyors to check for any discrepancies particularly along boundaries with competitor claims.

Re-logging and re-assaying of available Anaconda Mouat drill core was also completed.

In 2008, Nevoro drilled two core holes totalling 2,487 feet (758 m) in the Mountain View area, near Anaconda’s historical Ni-Cu-Co sulfide drilling. The objective was to test the PGM bearing A and B chromitite units hosted in the lower Ultramafic Series. MV-08-01 abandoned at 393 feet/120m, far short of reaching the projected PGM target horizon.

MV-08-02 was drilled to a depth of 2,094 feet (638 m). The hole intersected 7 chromitite seams.). The uppermost B seam contained high-grade PGMs with initial assays showing 8.9 g/t Pt+Pd over an estimated true thickness of 1.4 feet (0.43 m), and a re-assay of the same interval using more precise methods showing 11.34 g/t total PGM (Pt+Pd+Rh+Os+Ir+Ru). The three other B chromitite seams and the three A chromitite seams in this hole also contained anomalous PGMs. These results apparently confirm that the number of PGM bearing chromitite seams and overall thicknesses of the chromitite units increase down dip. The hole also hit disseminated and semimassive sulfides hosted with locally anomalous nickel and copper values in the Basal Series and very anomalous gold.

Sampling and Analysis

Nevoro re-sampled and assayed 215 drill core samples from surviving portions of eleven diamond drill holes from historical drilling completed by Anaconda in the Mouat Ni-Cu-Co resource area. This was done to verify the Anaconda copper and nickel assays and to analyze the high sulphide intervals for PGM, cobalt, gold and other elements not assayed for by Anaconda.

Results of this work indicate anomalous Pt, Pd and Au in some samples. Two samples returned significant Pt values; interval 796-802 feet of hole 386-322 with up to 20% sulfide contained 0.491 ppm (g/t) Pt; and interval 469-473 feet of hole 366-304 contained 0.436 ppm (g/t) Pt. Three samples have > 0.1 (g/t) Pd with the highest being 0.178 ppm (g/t). Several samples contained elevated gold values confirming previous results by Anaconda. Nine samples contained greater than 0.5 ppm (g/t) Au and one sample reached 1.16 ppm (g/t) Au.

Elevated gold values were associated with high sulfide totals and often correlated with high copper and nickel assays towards the base of the Basal series. Seven samples contained greater than 1.0% copper, with one sample returning 3.6% copper. In spite of the different assay and digestion methods, there is a general comparison of the copper and nickel results between Anaconda and the Nevoro’s assays.

Nevoro completed petrographic and microprobe analysis of nine core samples selected from available Mouat core drilled by Anaconda in the 1930s and 1970s. The purpose of this study was to investigate the mineralogy and mineral chemistry of the Basal Zone Ni-Cu sulfide in order to understand potential metallurgical aspects of the deposit, focusing on Ni recoveries.

Detailed petrography and scanning electron microprobe analyses of 199 sulfide grains in these samples show 87% of the Ni occurs in pentlandite, 13% in pyrrhotite. This suggests that conventional smelting methods for Ni recovery is not feasible for the Mouat sulfide but alternative hydrometallurgical processes might be considered.

Historical metallurgical studies, mainly from Anaconda on the Ni-Cu sulfide mineralization from Mouat and Nye Basin also indicate conventional flotation methods for the sulfide ore are problematic because of the nickel distribution in pyrrhotite and pentlandite. Alternatives to conventional recovery methods were suggested.

Mineral Resource Estimates

The Stillwater Project currently contains no mineral resources or reserves that comply with the CIM reporting standards as required by NI 43-101.

Current Exploration and Development

As previously noted above, Starfield’s Stillwater Project overlies a significant part of the exposed Stillwater Complex, which is a large differentiated, mafic-ultramafic layered intrusive that is analogous in terms of lithologies and mineralization to the Bushveld Igneous Complex in South Africa. Like the prolifically mineralized Bushveld intrusive complex, and as evidenced by the adjacent Stillwater platinum-palladium mine, as well as previous exploration results on the project, Starfield believes its large land position covers several excellent PGM, copper-nickel-cobalt-platinum-palladium and chromium exploration targets.

Three general targets present on Starfield’s Stillwater Project are of particular interest with respect to the exploration of PGM mineralization. These include the “A” and “B” chromitites located near the base of the Ultramafic Series, the Volatile Enriched Zone (“VEZ”) located at the top of the Ultramafic Series and the potentially strongly mineralized discordant dunite bodies cutting the Ultramafic Series. The VEZ target lies a few hundred feet west of and down section of the JM Reef, which is the PGM-bearing complex that is currently being exploited by Stillwater Mining. (A schematic of Starfield’s claims in the Stillwater district is available on the Company’s website.). Starfield’s priority was to assemble all of the historical data from the Stillwater Project and the new claims purchased from Beartooth.

The VEZ is considered by Starfield geologists to be largely magmatic in origin and is thought to have considerable size potential. It is a graphite/sulphide-bearing horizon that is subparallel to and is located 150 to 400 metres down section (south) of the JM Reef currently being mined by Stillwater Mining Company. A helicopter-borne electromagnetic and aeromagnetic survey flown in 2000 indicated the VEZ exhibits a nearly continuous conductivity anomaly, believed to represent sulphide mineralization approximately 12 kilometres in length west of the Stillwater River, located on Starfield’s claims. Previous sampling on this segment reportedly averaged 0.13 ounces per ton (4.45 g/t) platinum and 0.32 ounces per ton (10.96 g/t) palladium over a width of 7.6 metres (25 feet). The drilling program is designed to follow-up on previous surface samples that averaged 18.3 g/t Pt+Pd with an average Pd:Pt ratio of 2.5:1.

The second PGM planned drill target in the 2011 exploration program was a PGM-bearing discordant dunite body, approximately 250 metres in diameter, located in the Crescent Creek area. This intrusive body may be analogous to strongly mineralized, discordant dunite bodies present in the Bushveld Complex. Previous rock chip grab samples from the Crescent Creek dunite area reportedly returned combined Pt+Pd grades in excess of 80 g/t. Additionally, this target possesses a strong PGM soil geochemical anomaly that is 900 metres by 300 metres in size.

The 2011 helicopter-supported exploration drilling program, consisting of five holes totalling 4,091 feet, was focused on two of the better known PGE targets present on the Stillwater project (i.e. the VEZ and Crescent Creek dunite). Most of the 2011 drilling occured along segments of the VEZ horizon, which Starfield geologists feel is analogous to the Pt-Pd bearing UG2 Reef in the Bushveld Complex. The initial drilling targeted segments of the VEZ having coincident PGE soil geochemical and airborne conductivity anomalies. It is believed that the conductivity anomalies are probably due to the presence of sulphides and graphite.

During the quarter ended August 31, 2011, the Company completed two exploration holes. One hole, EB11-01, which was completed to a depth of 737 feet during August 2011, targeted a segment of the VEZ located east of the Coors 602 resource. Drill hole LM11-01, which was also completed during August 2011 to a final depth of 777 feet, targeted a segment of the VEZ located west of the Coors 602 resource.

During September, 2011, the Company completed three exploration holes. Hole LM 11-02 is located west of LM 11-01, and targeted the same segment of the VEZ as did LM 11-01. This hole, which was completed at a depth of 786’ (239.6m), intersected some of the visually most interesting lithologies of the program.

Hole IC 11-01, which was drilled to a final depth of 862’ (262.7m), targeted the segment of the VEZ located east of the Janet 50 resource area. As with the other holes along the VEZ, this segment is characterized by coincident airborne geophysical and anomalous Pt- Pd soil geochemistry.

A review of the assay data from drill results of the 2011 exploration program revealed that none of the widely spaced holes drilled along various segments of the VEZ horizon located west of the Stillwater River contained any significantly anomalous Pt-Pd mineralization.

Hole CC 11-01, which was drilled to a final depth of 919.5’ (280.2m) targeted a poorly exposed dunite possessing strongly anomalous Pt- Pd values in previous soil and rock chip sampling. The hole intersected weakly anomalous Pt and Pd values near the surface and two potentially significant zones of sulphide mineralization (i.e. 708.0’-728.5’ and 845.0’-857.5’), and terminated in unmineralized norite, the country rock.

A review of the October 1988 feasibility study was completed on the chrome properties on its Stillwater properties. The properties contain the formerly operating Benbow and Mountain View mines, which were the only chrome mines to ever produce in North America, and were last operated during the Korean War. A non-NI 43-101 compliant feasibility study was completed by James Askew Associates for Chrome Corporation of America in 1988. After an internal review of this study, management believes that its chrome properties in Montana may have become economic again. Due to current economic circumstances, the Company has delayed the completion of an updated 2012, 43-101 report on the chrome assets.

A potential 2012 exploration plan for the Stillwater project will be determined after assays for the 2011 drilling program are reviewed.

SUPERIOR PROPERTY

Project Description and Location

The Superior project, totalling approximately 3,160 acres, is located approximately 140 kilometres northwest of Reno, Nevada, in Plumas County, north-eastern California. The project consists of 36 patented claims leased from California-Engels Mining Company and 122 unpatented mining claims (Teagan claims), which are subject to the terms of the California-Engels lease agreement. During the quarter ended November 30, 2010, the Company dropped certain claims in the Superior project that were considered ancilliary to the core project and these claims did not have any ascribed value in the acquisition.

The project occurs in a structurally complex area at the northeast most end of the Sierra Nevada Batholith and overlies a dominantly mafic intrusive body known as the Lights Creek Stock. The project is situated in a part of the Plumas Copper Belt, the site of many historically productive high-grade copper-gold-silver mines, which have been largely inactive since the1930’s. Within the current land position, there are two advanced exploration targets, the Superior and Engels mines, but only the Superior mine has a historical (non NI 43-101 compliant) resource. This resource located entirely on patented mining claims totals 43 million tons and averages 0.56% copper.

In April 2006, the Nevoro entered into an option with California-Engels Mining Company to lease and purchase 6 fee property claims and 36 patented lode claims subject to certain conditions and obligations including a capped 2% royalty. The claims contain the old producing Engels and Superior copper mines.

Plumas County was actively explored between 1863 and the 1930’s. Copper was first discovered in the Lights Creek area by Henry Engels who in 1885 made a copper discovery that eventually became the Engels Mine and Superior Mines. Initial operations began in 1890 and continued to 1930 with the main period of operation between 1915 and 1930. Both mines shut down in the 1930s and since that time there haves been sporadic periods of exploration activity. The Engels and Superior Mines have reported joint production of about 161.5 million pounds of copper, 23,000 ounces of gold and 1.9 million ounces of silver recovered from 4.7 million tons of ore between 1914 and 1930. Mill recovery averaged about 80% during this period of operation, indicating a feed grade of about 2.2% copper and 0.5oz/ton Ag and 0.005 oz/ton Au. The Walker Mine, located approximately 20 km southeast of the Superior property in the same Plumas Copper Belt, is reported to have produced about 168 million pounds of copper, 180,000 ounces of gold and 3.6 million ounces of silver from 5.3 million tons of ore from 1916- 1941.

The Superior property is hosted in the Lights Creek intrusive stock which lies near the triple point junction of the Cascade, Sierra Nevada, and Basin and Range provinces which accounts for a very complex regional geological environment. The Mendocino fracture zone, which also contributes to the geological history of the area, is an east-west trending feature that passes near the Superior property. The Mendocino fracture zone appears to terminate against the northwest trending Walker Lane right-lateral strike-slip shear system that contains the past producing Yerington porphyry copper deposit. The Lights Creek intrusive stock is thought to have been formed as a satellite intrusive body to the large Sierra Nevada batholith and intrudes low-grade metamorphosed Jurassic-Triassic aged volcanic and sedimentary rocks. The age of the Lights Creek stock and subsequent mineralization of the stock is thought to be approximately Early Cretaceous to Palaeocene and therefore the same general age as the copper deposit at Yerington. The Superior copper deposit is classified as a porphyry copper deposit with associated gold, silver and molybdenum credits.

Structure appears to play a significant role in the controls to the better copper mineralization. Various workers have noted the existence of near vertical, well mineralized shears that may contain significant as yet under determined concentrations of copper mineralization.

Most of the work completed on the property was done by Placer Dome (or its subsidiary American Exploration and Mining Co. (‘Amex’)) from 1962-1994. Amex was a subsidiary of Placer Development Limited which changed to Placer Dome Inc. in 1987 and thereafter operated in the United States as Placer Dome US, Inc. Work included regional and property wide soil geochemical surveys, geological mapping, geophysics, metallurgical test work, computer modeling and diamond drilling.

In June 2004, Sheffield optioned the nearby Diane claims from Les Storey and proceeded to stake an additional 289 claims (all of which were reassigned to Les Storey in 2010) surrounding the original optioned Diane claim block. In April 2006, the Nevoro acquired the California-Engels claims which contain the historic Superior and Engels past producing copper projects. Both mines shut down in the 1930’s and since that time there have been sporadic periods of exploration activity.

Work by Placer/Amex in the 1970’s on the Engels mine determined that there may still be a small open pit potential of approximately 2 million tons grading 0.65% Cu (not to NI43-101 requirements) remaining in the pillars and immediate areas. Additional indicated and inferred resources of 19 million tons averaging 0.63% Cu (not to NI43-101 requirements) are reported to exist underground and were not considered amenable to open pit mining methods of the 1970’s. Placer/Amex also reports a small tonnage, 68,000 tons of 2% Cu (not to NI43-101 requirements) remaining in the shaft level sill pillar. The underground mineralized areas are no longer accessible by the previous production shafts and adits.

The Superior mine is a previously mined deposit which consists of a stockwork of seven parallel, north-easterly striking, and easterly dipping vein zones. A large body of disseminated copper mineralization has been identified at Superior as the result of work completed by Placer/Amex. They drilled approximately 96 drill holes or approximately 50,200 feet of diamond drilling (including 3,550 ft of rotary drilling) from 1964-1968. Preliminary computerized “ore reserves” (not to NI43- 101 requirements) were estimated by Placer/Amex of 43 million tons grading 0.559% Cu with a 0.3% Cu cutoff. In 1971-72, Placer/Amex completed further computer designed resource estimates using a 0.25% cutoff and reported “minable reserves (smoothed ultimate pit)” (not to NI43-101 requirements) using the inverse distance to the 5th power as a block estimator, of 39 million tons grading 0.41% Cu with a strip ratio of 1.2:1.

The old Placer resources at the Superior and Engels mines are considered historic and relevant and do not follow the requirements for reserves and resources outlined in NI 43-101. Additional sampling and testing, including a proper QC/QA program will be required before any these historic resources can be considered current.

In 2006-7, Sheffield completed a detailed underground chip-channel sampling program at the Superior mine. The Superior and Engels sampling consisted of 12 rock chip, channel or grab surface samples, and 24 tailings samples. A total of 151 chip-channel samples were collected as well as 32 samples of splits from the old Placer underground drill core.

Current Exploration and Development

The Company will maintain this property with no plans for exploration in 2012.

The following section summarizes recent activities carried out by Nevoro Inc. since completion of the 2007 Technical Report, the summary of which is reproduced above. The recent information presented below was prepared by Mel Klohn, the former Vice President, Exploration, of Nevoro Inc., a Licensed Professional Geologist and Qualified Person as currently defined by NI 43-101. The activities are as follows:

1.	In August, 2008, Sheffield was acquired by Nevoro (see 2.2 Significant Acquisitions). Sheffield is now a wholly owned subsidiary of Nevoro.

2.	Sheffield/Nevoro staked 122 new Teagan claims, unpatented lode mining claims totalling approximately 2,067 acres contiguous with the 289 previous Teagan claims. This ground was staked principally as “protection” acreage, the geological merit of which has yet to be determined. All of the projects unpatented claims – 122 Teagan claims – are currently in good standing with all required BLM maintenance fees paid through August 31, 2011.

3.	Sheffield/Nevoro carried out a limited amount of new surface sampling, primarily discontinuous channel and trench samples in the Engels Mine area designed to help better define the area of supergene oxide-copper mineralization.

4.	Sheffield/Nevoro drilled 5 new core holes (735.5 m) on the Engels Mine target to delimit the supergene oxide-copper mineralization.

5.	Sheffield/Nevoro initiated a program of intensive compilation and digitization of the historical Moonlight Project data.

None of these recent activities, all of which were supervised by Qualified Persons, have to date had any material effect on the Superior project.

On October 29, 2009, Starfield announced its plans to drill at the Engels Prospect to follow up on drilling performed in 2007 where several intervals contained more than 4% copper. During this initial program, three angle core holes were completed that totalled 574 feet (175 metres). This drilling was designed to confirm the previously reported high-grade copper intersection and to provide a better understanding of the geology and the nature of the copper mineralization present.

Starfield announced the initial assay results from the above-noted program on November 25, 2009. This release of information covered drill holes ME09-01, which was drilled to a depth of 250 feet, and ME09-02, which was drilled to a depth of 134 feet. In drill hole ME09-01, the first 140’ of the hole averaged 1.88% copper, including a 13.5 foot interval between 96.5 feet and 110 feet that averaged 5.36% copper and a 10.0 foot interval between 130 feet and 140 feet that averaged 8.23% copper. In addition, hole ME09-01 contained a 31.5’ interval between 158.5 feet and 190 feet that averaged 3.38% copper, which included a 10.5 foot interval averaging 8.87% copper.

In drill hole ME09-02, the first 74.3’ of the hole averaged 3.26% copper, including a 6.5 foot interval between 32.5 feet and 39.0 feet that averaged 6.74% copper and a 17.3 foot interval between 46.0 feet and 63.3 feet that averaged 9.94% copper. In addition, there was a 9.7 foot interval between 79.3 feet and 89.0 feet that averaged 11.25% copper. A cross-section of holes ME09-01 and ME09-02 can be viewed on the Company’s website. The intervals listed above are core lengths and do not necessarily depict true width.

On December 1, 2009, Starfield announced additional assay results from the Company’s initial drilling program at its Superior copper project. The table below provides silver assay results from ME09-01 and ME09-02. The intervals listed are drill core lengths and do not necessarily depict true width.

Superior Engels 2009 Silver Assay Results

Hole No.	From (f)	To (f)	Interval (f)	Silver (g/t)
ME09-01	98.0	140.0	42.0	40.9
	158.5	176.0	17.5	54.5
ME09-02	42.0	74.3	32.3	61.8
	79.3	89.0	9.7	87.5

Hole ME09-02 also encountered several minor intercepts of gold ranging from 1.5 g/t to 3.6 g/t.

In April 2010, Starfield contracted Fugro Airborne Surveys to fly a detailed helicopter borne DIGHEM EM and aeromagnetic survey of the entire Superior project.

This survey, which totalled 440 line kilometres (224 line miles), confirmed previous geologic mapping and better defined lithologic contacts. The locations of major structures, some of which appear to have served as controlling structures (“feeders”) for the copper mineralization, are also evident. This information provides the basis for further geochemical sampling, detailed geologic mapping and the second phase of exploration drilling.

In June 2010, the Company undertook a second phase of drilling to further evaluate the remaining high grade, structurally controlled copper mineralization adjacent to areas previously mined at the Engels mine. This program consisted of four angled holes (ME10-04 through ME10-07) totalling 1,497 feet. Of these holes, ME10-04 through ME10-06 were drilled proximal to the underground workings a short distance northeast (ME10-04 and ME10-06) and/or southwest (ME10-05) of the 2009 drill holes, while ME10-07 was drilled on strike, but immediately northeast of previous mining operations.

The two “step-out” holes returned particularly favourable results. Hole ME10-05 returned 91 feet of 5.09% copper and 68.5 g/t silver, including a 55 foot section of 7.99% copper and 108.6 g/t silver. Hole ME10-04 intersected 84 feet of 2.04% copper and 15.3 g/t silver within a 109 foot section of 1.81% copper and 13.8 g/t silver.

The table below provides assay results from the four holes. The intervals listed are drill core lengths and do not necessarily depict true width.

Superior Engels 2010 Copper and Silver Assay Results

Hole No.	From (f)	To (f)	Interval (f)	Copper (%)	Silver (g/t)
ME10-04	16.0	125.0	109.0	1.81	13.80
including:	16.0	100.0	84.0	2.04	15.30
	141.0	178.0	37.0	1.95	22.20
	190.0	225.0	35.0	0.79	5.25
ME10-05	10.0	101.0	91.0	5.09	68.50
including:	39.0	94.0	55.0	7.99	108.60
	110.0	120.5	10.5	1.46	13.20
	159.5	191.5	32.0	2.46	20.20
ME10-06:A	168.0	178.0	10.0	0.76	5.20
	213.0	224.0	11.0	0.54	3.86
	238.0	245.5	7.5	1.39	12.80
	330.0	338.0	8.0	4.90	41.40
ME10-07	262.0	275.0	13.0	1.90	15.70
	305.0	310.0	5.0	0.95	9.90

NEVADA GOLD PROPERTIES

The Nevada property position consists of the Dome Hill project. The Company continues to hold the Dome Hill property which straddles the Nevada-California border. In May 2011, the Company entered into an option agreement with a US gold company whereby they have the option to purchase the Dome Hill property over a three year period for a nominal amount. The Stealth property third party lease was terminated in August 2011, and the Company decided to allow these claims to lapse.

As the Company has determined that it no longer intends to pursue its interest in the Dome Hill project, all accumulated costs have been written-off as at May 31, 2011.

DIVIDENDS

Dividend Policy

The Corporation has neither declared nor paid any dividends on its common shares. The Corporation intends to retain its earnings, if any, to finance growth and expand its operations and does not anticipate paying any dividends on its common shares in the foreseeable future. The actual timing, payment and amount of any dividends declared and paid by the Corporation will be determined by and at the sole discretion of the board of directors of the Corporation from time to time based upon, among other factors, the cash flow, results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations and exploration, and such other considerations as the board of directors in its discretion may consider or deem relevant.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

Shares

The Corporation is authorized to issue an unlimited number of common shares, of which 718,800,545 were issued and outstanding at the February 29, 2012 year-end, and 718,800,545 were issued and outstanding as of May 29, 2012. Holders of common shares are entitled to receive notice of any meeting of shareholders of the Corporation, and to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive dividends, if any, on a pro rata basis, such dividends, as and when declared by the Corporation’s board of directors in its discretion (please see “Dividend Policy” above). Upon the liquidation, dissolution or winding up of the Corporation, holders of common shares are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attending to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive subscription, redemption or conversion rights.

The Corporation is authorized to issue an unlimited number of First Preferred Shares and Second Preferred Shares. No First Preferred Shares or Second Preferred Shares are currently issued and outstanding.

Special Rights and Restrictions Attached to Common Shares

The holders of the common shares are entitled to receive notice of and to attend and vote at all meetings of shareholders of the Corporation except meetings of the holders of another class of shares. Each common share shall entitle the holder thereof to one vote.

Subject to the preferences and rights accorded to the holders of the First Preferred Shares, the Second Preferred Shares and any class of shares ranking senior to the common shares, the holders of the common shares are entitled to receive and participate rateably in any dividends declared by the board of directors of the Corporation from time to time, and in the event of the liquidation, dissolution or winding up of the Corporation, or other distribution of the assets of the Corporation among its shareholders for the purposes of winding up its affairs, the holders of the common shares shall participate rateably in the distribution of the assets of the Corporation.

Special Rights and Restrictions Attached to First and Second Preferred Shares

The First Preferred Shares and Second Preferred Shares, respectively, may include one or more series of shares and, subject to the Business Corporations Act (Alberta), the directors may, by resolution, if none of the shares of any particular series are issued, alter the Articles of the Corporation and authorize the alteration of the Notice of Articles of the Corporation, as the case may be, to do one or more of: (a) determine the maximum number of shares of that series that the Corporation is authorized to issue, determine that there is no such maximum number, or alter any such determination; (b) create an identifying name by which the shares of that series may be identified, or alter any such identifying name; and (c) attach special rights and restrictions to the shares of that series, or alter any such special rights or restrictions.

With respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs: (a) the First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series and be entitled to preference over the Second Preferred Shares, the common shares and the shares of any other class ranking junior to the First Preferred Shares; and (b) the Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series and be entitled to preference over the common shares and the shares of any other class ranking junior to the Second Preferred Shares.

The Second Preferred Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the common shares and the shares of any other class ranking junior to the Second Preferred Shares.

The First Preferred Shares and the Second Preferred Shares, respectively, of any series shall also be entitled to such other preferences not inconsistent with the Articles and, more particularly, not inconsistent with the priorities noted above.

Warrants

At the February 29, 2012 year-end, the Corporation had 133,259,157 common share purchase warrants outstanding as follows:

Number of Shares	Exercise Price	Expiry Date
1,823,555	$0.085	June 11, 2012
800,000	$1.67	September 5, 2012
48,791,860	$0.10	December 9, 2012
54,570,742	$0.11	May 13, 2013
27,273,000	$0.08	June 17, 2013

Options

At the February 29, 2012 year-end, the Corporation had 30,540,324 options outstanding as follows:

Number of Shares	Exercise Price	Expiry Date
208,800	$0.37	March 9, 2012
900,000	$0.32	April 23, 2012
1,100,000	$0.29	May 4, 2012
243,600	$0.37	July 6, 2012
1,400,000	$1.71	July 12, 2012
232,219	$0.37	July 31, 2012
1,750,000	$1.18	September 13, 2012
400,000	$1.69	October 12, 2012
278,400	$0.37	January 3, 2013
990,000	$1.05	January 15, 2013
37,305	$0.37	March 28, 2013
1,250,000	$0.87	April 1, 2013
7,250,000	$0.11	January 21, 2015
600,000	$0.11	February 2, 2015
400,000	$0.10	July 13, 2015
12,500,000	$0.03	January 1, 2017
1,000,000	$0.03	August 31, 2012

Deferred Compensation Units

On January 30, 2009, the Board of Directors approved the adoption of a deferred compensation unit plan of the Corporation (the “DCU Plan”). The DCU Plan provides that deferred compensation unit awards (the “DCUs”) may be granted to directors and full-time key employees, including officers, of the Corporation to promote a greater alignment of interests between these individuals and the shareholders of the Corporation. Each DCU entitles the holder (the “Participant”), subject to the terms of the DCU Plan, to receive a payment in cash on the date when the DCU is fully vested in an amount that is equivalent to the weighted average trading price per common share of the Corporation on the Toronto Stock Exchange for the five trading days immediately preceding the payment date. The DCUs granted have a performance period expiring no later than March 1 of the second calendar year commencing after the date the DCUs are awarded. The performance period is subject to the discretion of the Board of Directors. All DCU’s were redeemed at fair market value as of February 28, 2011.

DCUs do not entitle any Participant to exercise voting rights or any other rights attaching to the ownership of common shares or other securities of the Corporation. Participants have no right to participate if a takeover bid is made for securities of the Corporation with voting rights superior to those attached to the DCUs. However, if a takeover bid is made pursuant to a takeover bid circular or an issuer bid is made pursuant to an issuer bid circular or if the Corporation proposes a going private transaction, the Board of Directors in its sole discretion may permit all unvested DCUs awarded under the DCU Plan to Participants in respect of such performance period to vest immediately and payment to be made to all such Participants in accordance with the DCU Plan.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares of the Corporation are currently listed for trading on the TSX under the trading symbol “SRU”. Prior to April 24, 2007, the Corporation’s common shares traded on the TSX Venture Exchange under the trading symbol “SRU”. The following chart lists the price ranges and volumes traded for such shares for each month during the 12 month period ended February 29, 2012:

	Low ($)	High ($)	Close ($)	Volume
March, 2011	0.08	0.11	0.09	17,095,900
April, 2011	0.06	0.09	0.07	12,588,700
May, 2011	0.06	0.08	0.07	6,544,900
June, 2011	0.04	0.07	0.05	40,214,400
July, 2011	0.05	0.06	0.05	5,931,100
August, 2011	0.04	0.05	0.04	18,925,700
September, 2011	0.03	0.05	0.03	10,804,300
October, 2011	0.02	0.04	0.02	75,518,700
November, 2011	0.02	0.03	0.02	25,351,700
December, 2011	0.02	0.03	0.02	16,482,100
January, 2012	0.02	0.03	0.02	16,615,300
February, 2012	0.02	0.03	0.03	9,629,400

DIRECTORS AND OFFICERS

Names, Addresses, Occupation and Security Holdings

The following table and the notes thereto set out the name, province or state and country of residence of each director and executive officer of the Corporation at February 29, 2012, their position and office with the Corporation, their principal occupation or employment for the past 5 years, the date on which they were first elected or appointed a director or officer of the Corporation, the approximate number of common shares of the Corporation beneficially owned directly or indirectly or over which they exercise control or direction as at February 29, 2012, and the percentage of the total issued and outstanding common shares of the Corporation represented by such shares:

Name, Province or State and Country, Position Date position assumed	Principal Occupation During Past Five Years	Voting Securities Beneficially Owned or Controlled (Feb. 29, 2012)
Norman Betts (1)(2) New Brunswick, Canada Director March 30, 2006	Associate Professor at University of New Brunswick. Cabinet Minister, Province of New Brunswick.	512,500 / ~0.1% 2,700,000 options
Ross Glanville (1) (2)(3) British Columbia, Canada Director August 16, 2004	Professional Mining Engineer, President, Ross Glanville & Associates Ltd.	587,237 / ~0.01% 2,015,000 options
Shirley Mears (1)(2) Ontario, Canada Director July 12, 2007	Board Director and Chair of Audit Committee of New Brunswick Power Holding Corporation from October 2004 to present. CFO and Vice President, Corporate Services, CAA North and East Ontario from June, 2011 to present. Vice President, Finance of Edgewater Computer Systems, Inc. from May 2007 to August 2008.	117,000 / ~0% 3,040,000 options
Philip Martin (2)(3) Ontario, Canada Director October 8, 2009	Resources industry and capital markets consultant	4,535,320/ ~0.6% 5,250,000 options
Greg Van Staveren Ontario, Canada Chief Financial Officer September 14, 2007	Chief Financial Officer of Starfield Resources Inc. from September 2007 to March 2012. President of Strategic Financial Services, a private consulting service providing business advisory services. From February 1998 to September 2001, Chief Financial Officer of MartinRea International Inc and prior to that a partner in the mining group of KPMG.	926,432/ ~0.1% 4,425,000 options
Craig Brown Ontario, Canada Assistant Secretary July 18, 2007	Partner, Fasken Martineau DuMoulin LLP. Principal occupation is with Fasken Martineau DuMoulin LLP.	4,000 /~0% No options

Name, Province or State and Country, Position Date position assumed	Principal Occupation During Past Five Years	Voting Securities Beneficially Owned or Controlled (Feb. 29, 2012)
Raymond Irwin New Mexico, USA Vice-President, Exploration April 1, 2008	Chief Geologist for U.S. Energy Corporation from November 2002 to October 2004. Senior Environmental Engineer for the Virginia DEQ from January 2005 to November 2005. Senior Geologist for Freeport-McMoran Copper & Gold Inc. from November 2005 to April 2008.	No shares 2,650,000 options

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance and Compensation Committee.
(3)	Member of the Technical Committee.

The directors of the Corporation are elected by the shareholders at each annual general meeting and serve until the next annual general meeting, or until their successors are duly elected or appointed.

Officers of the Corporation are appointed by the board of directors.

As of the date hereof, the directors and executive officers of the Corporation, as a group beneficially own, directly or indirectly, or exercise control or direction over an aggregate 6,678,489 shares or approximately 0.9% of the Corporation’s issued and outstanding common shares.

Cease Trade Orders or Bankruptcies

No director or executive officer of the Corporation nor any shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a)	is, as at the date of the AIF or has been, within the 10 years before the date of the AIF, a director, chief executive officer or chief financial officer of any company (including the Corporation), that while that person was acting in that capacity,

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days (an “order”);

(ii)	was subject to an order that was issued, after the director or executive officer ceased to be a director or executive officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(iii)	or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within 10 years before the date of the AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Conflicts of Interest

Certain directors and officers of the Corporation are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time.

LEGAL PROCEEDINGS

Legal Proceedings

As at May 29, 2012, the Corporation is involved in a legal proceeding with a joint venture partner to develop the Company’s previously identified diamond potential at the Ferguson Lake project in Nunavut. The joint venture partner has exercised its rights to enter into a dispute resolution mechanism regarding the joint venture.

INTERESTS IN MATERIAL TRANSACTIONS

Interest of Management and Others in Material Transactions

The Corporation is not aware of any transaction of any of the following persons or companies within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Corporation: (i) a director or executive officer of the Corporation, (ii) a person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the outstanding common shares of the Corporation; and (iii) an associate or affiliate of any of the persons or companies referred to in (i) and (ii).

Related Party Transactions

During the year ended February 29, 2012, the Company had no transactions with related parties.

Management Agreements

The Corporation entered into an employment agreement with Philip S. Martin effective December 1, 2011 until May 31, 2012, the initial term for the provision of services of a President and CEO to the Corporation. The initial term of this Agreement shall be automatically extended for one month each and every month thereafter for a maximum of six additional months. The agreement is provides for a monthly fee of $12,500 per month (plus GST), plus bonus payments, the size of which will vary based on performance. The Agreement may be terminated by Mr. Martin giving 60 days written notice to the Corporation. Subsequent to expiration of the initial term, the Agreement may be terminated by Mr. Martin giving 30 days written notice to the Corporation. The Corporation may terminate the Agreement with cause without provision of notice or payment of fees in lieu of notice. The Corporation may terminate the Agreement without cause by providing Mr. Martin with 15 days written notice and a payment of fees of $25,000. Subsequent to the initial term, the Corporation may terminate the Agreement without cause by providing Mr. Martin with 30 days written notice. If the Corporation terminates the Agreement without cause for a change of control, all unvested options granted to him shall be automatically accelerated, vested and exercisable.

The Corporation entered into an employment agreement with André J. Douchane and 1726582 Ontario Inc., a corporation of which Mr. Douchane is a principal, effective February 1, 2007 and updated effective March 1, 2010, until terminated. Given the share performance of the Company, Mr. Douchane has agreed to reduce his cash compensation to nil effective January 1, 2011. He continues to be eligible for performance bonuses and continues to be part of the Company’s stock option program. The Agreement may be terminated by Mr. Douchane giving 90 days’ written notice to the Corporation. The Corporation may terminate the Agreement with cause without provision of notice or payment of fees in lieu of notice. Without cause, the Corporation shall provide 90 days’ written notice to terminate the Agreement. If the Corporation terminates the Agreement without cause within 12 months of a change of control, the Corporation shall provide a lump sum payment to Mr. Douchane in the amount of $750,000. In addition, upon a change of control, all unvested options granted to him shall be automatically accelerated, vested and exercisable. Mr Douchane terminated employment with the Company on November 30, 2011.

The Corporation entered into a services agreement with Greg Van Staveren and 2013026 Ontario Inc. (operating as Strategic Financial Services), a corporation wholly owned by Mr. Van Staveren, for the provision of the services of a Chief Financial Officer to the Corporation. Effective March 1, 2011, until terminated, Mr. Van Staveren agreed to reduce his cash compensation to $150,000 per year, or $12,500 per month (plus GST), plus bonus payments, the size of which will vary based on performance. The Agreement may be terminated by Mr. Van Staveren giving 90 days’ written notice to the Corporation. The Corporation may terminate the Agreement with cause without provision of notice or payment of fees in lieu of notice. Without cause, the Corporation shall provide 90 days’ written notice to terminate the Agreement. If the Corporation terminates the Agreement without cause within 12 months of a change of control, the Corporation shall provide a lump sum payment to Mr. Van Staveren in the amount of 24 months’ fees (as defined in the Agreement) plus an amount equal to the average bonus paid to him in the three prior fiscal years, and all unvested options granted to him shall be automatically accelerated, vested and exercisable. Mr. Van Staveren terminated employment with the Company on March 23, 2012

The Corporation entered into a services agreement with Raymond Irwin and Raymond Irwin Consulting, for the provision of services of a Vice-President – Exploration to the Corporation. The agreement is effective April 1, 2008, until terminated, which provides for a monthly fee of USD $15,000, plus bonus payments (amounting to a maximum of 70% of base salary), the size of which will vary based on performance. Mr. Irwin was also granted 1,250,000 stock options. Effective January 1, 2012, until terminated, Mr. Irwin agreed to reduce his salary to $US 600 per day. The Agreement may be terminated by Mr. Irwin giving 90 days written notice to the Corporation. The Corporation may terminate the Agreement with cause without provision of notice or payment of fees in lieu of notice. The Corporation may terminate the Agreement without cause by providing Mr. Irwin 90 days written notice or payment of fees in lieu of notice.

TRANSFER AGENTS AND REGISTRARS

Transfer Agents and Registrars

Computershare Investor Services Inc. (“Computershare”) is the Corporation’s transfer agent and registrar, and is engaged at its principle offices in Toronto (100 University Ave., 9th Floor, North Tower, Toronto, Ontario M5J 2Y1) and in Calgary (600, 530 - 8th Avenue SW, Calgary, Alberta T2P 3S8).

MATERIAL CONTRACTS

Material Contracts

There are no material contracts entered into by the Corporation within the financial year ended February 29, 2012, or before the year ended February 29, 2012 but still in effect which were not entered into in the ordinary course of business.

INTERESTS OF EXPERTS

Names of Experts

The Corporation engaged Roscoe Postle Associate Inc. (formerly Scott Wilson Roscoe Postle Associates Inc.) to prepare the 2011 Report. The authors of the 2011 Report are Graham G. Clow, P.Eng., Normand L. Lecuyer, P.Eng., Daniel J. Rolph, P.Eng., Holger Krutzelmann, P. Eng, P. Geo. and James G. Lavigne, P. Geo., (each is a “Qualified Person” as such term is defined under NI 43-101, and each is independent of the Corporation). The 2011 Report provides an independent preliminary assessment of the Ferguson Lake Property.

The Corporation engaged Scott Wilson Roscoe Postle Associates Inc. to prepare the 2008 Report. The authors of the 2008 Report are Graham G. Clow, P.Eng., R Dennis Bergen, P.Eng., Jason J. Cox, P.Eng., G. Bryn Harris, Ph.D. and James G. Lavigne, P. Geo., (each is a “Qualified Person” as such term is defined under NI 43-101, and each is independent of the Corporation). The 2008 Report provides an independent preliminary assessment of the Ferguson Lake Property.

Graham G. Clow is the Principal Mining Engineer with Roscoe Postle Associate Inc. of Toronto, Ontario.

Normand L. Lecuyer is a Principal Mining Engineer engaged by Roscoe Postle Associate Inc. of Toronto, Ontario.

Daniel J. Rolph is a Senior Mining Engineer engaged by Roscoe Postle Associate Inc. of Toronto, Ontario.

Holger Krutzelmann is Vice President Metallurgy and Environment engaged by Roscoe Postle Associate Inc. of Toronto, Ontario.

James G. Lavigne is an Associate Geologist engaged by Roscoe Postle Associate Inc. of Toronto, Ontario.

R Dennis Bergen is an Associate Engineer engaged by Scott Wilson Roscoe Postle Associates Inc. of Toronto, Ontario.

Jason J. Cox is a Senior Mining Engineer engaged by Scott Wilson Roscoe Postle Associates Inc. of Toronto, Ontario.

Bryn Harris is hydrometallurgical consultant based in Montreal, Quebec, and is solely responsible for the preparation of the metallurgical process set out in the 2008 Report.

James G. Lavigne is a consulting geologist based in Sudbury, Ontario, and is solely responsible for the preparation of resource estimates reported in the Mineral Resource and Mineral Reserve Estimates section of the 2008 Report.

Graham G. Clow, P.Eng, R. Dennis Bergen, P.Eng, Jason J. Cox, P.Eng, G. Bryn Harris, Ph.D., FIMMM and James G. Lavigne, P.Geo., M.Sc. prepared the 2008 Report.

John A. Nicholson, P.Geo, FRGS, with submissions by James G. Lavigne, P. Geo. M.Sc. and G. Bryn Harris, B.Sc. Ph.D. FCIM FIMMM, and reviewed by N.C. Carter, Ph.D. P.Eng., prepared the 2007 Report.

Miller & Associates prepared The contribution to the geology of the Ferguson Lake Intrusive Complex report; May 9, 2007

Isobel Clark PhD FSS FIMMM FSAIMM C.Eng. prepared the Cobalt-PGM Property Report; August 4, 2006.

N.C. Carter, Ph.D., P.Eng. prepared the Report on Revised Estimates of Mineral Resources, Ferguson Lake Nickel-Copper-Cobalt-PGM Property, Ferguson Lake Area, Kivalliq Region, Nunavut; May 15, 2006.

Rescan Environmental Services Ltd. prepared the Ferguson Lake Project, 2005 Meteorology Summary Report, Project #577-2, May 2006 and 2005 Water Quality Sampling Program, Rescan Environmental Services Ltd., Project #577-4; May 2006.

Jean Bussey of Points West Heritage Consulting Ltd., through Rescan Environmental Services Ltd., prepared 2005 Ferguson Lake Archaeological Investigations Report, April 12, 2006.

Kevin Ralph of Crone Geophysics & Exploration Ltd. prepared the Geophysical Survey Report Covering Surface and Borehole Pulse EM Surveys over the Ferguson Lake Property for Starfield Resources Inc. during May-December of 2005; April 2006.

Bob Lo, M.Sc., M.B.A., P.Eng., of BHL Earth Sciences prepared the Geophysical Report on a VTEM Survey over the Ferguson Lake 2005 Project, Nunavut, for Starfield Resources Inc.; February 2006.

The auditors of the Corporation were KPMG LLP of Toronto, Ontario.

Interests of Experts

As of the date hereof, to the Corporation’s knowledge, the experts named in the foregoing section beneficially own, directly or indirectly, less than one percent of the securities of the Corporation.

KPMG LLP, the Corporation’s auditors, have reported that they are independent of the Corporation in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

There have been no reservations contained in the reports of KPMG LLP for the recently completed fiscal year. There are no reportable events between the Corporation and KPMG LLP, and there have been no qualified opinions or denials of opinion of KPMG LLP.

AUDIT COMMITTEE INFORMATION

The following information regarding the Audit Committee of the Corporation’s Board of Directors is required to be disclosed pursuant to Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”).

Audit Committee

The Audit Committee assists the board of directors in fulfilling its responsibilities for oversight of financial and accounting matters. In addition to recommending the auditors to be nominated and reviewing the compensation of the auditors, the Committee is responsible for overseeing the work of the auditors, and pre-approving non-audit services. The Committee also reviews the Corporation’s annual and interim financial statements and releases containing information taken from the Corporation’s financial statements prior to their release. The Committee is responsible for reviewing the acceptability and quality of the Corporation’s financial reporting and accounting standards and principles and any proposed material changes to them or their application.

The members of the Audit Committee are Shirley Mears (Chair), Norman Betts and Ross Glanville. Each of the Audit Committee members is “independent” and “financially literate” as those terms are defined MI 52-110.

Education and Experience of Members of the Audit Committee

All members of the Audit Committee are independent and financially literate, based on either their experience as senior executives of a public and/or private company or their experience in the mining industry.

Audit Committee Mandate

The Corporation has adopted a mandate to guide the Audit Committee in the fulfillment of its purpose. The mandate is reviewed by the Board of Directors on a periodic basis. The mandate as most recently approved by the Board of Directors is attached as Schedule A to this AIF.

Pre-Approval Policies and Procedures for Non-Audit Services

The policy of the Audit Committee regarding the engagement of non-audit services is set out at Section 3 of the Audit Committee’s Charter, which is disclosed in its entirety as Schedule “A” hereto.

External Auditor Service Fees (By Category)

Fiscal year ended February 29 and February 28	2012	2011
Audit Fees (for audit of the Corporation’s annual financial statements for the respective year and reviews of the Corporation’s quarterly financial statements)	$77,100	$75,750
Audit-Related Fees (CPAB participation)	$1,200	$1,940
Tax Fees	$0	$17,165
Total Fees	$78,300	$94,855

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, securities authorized for issuance under equity compensation plans and a statement as to the interest of insiders in material transactions, is contained in the Corporation’s management proxy circular for the annual meeting of shareholders that was held on July 21, 2011.

Additional financial information is provided in the Corporation’s audited financial statements and MD&A for the February 29, 2012 year-end.

The foregoing additional information is available on SEDAR at www.sedar.com under the Corporation’s name.

STARFIELD RESOURCES INC.

SCHEDULE “A”

TO ANNUAL INFORMATION FORM

FISCAL PERIOD ENDED FEBRUARY 29, 2012

STARFIELD RESOURCES INC.
AUDIT COMMITTEE CHARTER

(1)	Composition

The Audit Committee shall consist of a minimum of three directors of the Corporation.

(a)	The Audit Committee shall be comprised entirely of independent directors; as such term is defined by applicable laws and related rules and regulations, and rules of relevant stock exchanges (collectively referred to as “Applicable Laws”). See section 4 for definition of “independent”.

(b)	A quorum for the transaction of business at all meetings of the Audit Committee shall be a majority of members.

(2)	Qualifications and Experience

At the time of appointment or within a reasonable period of time following appointment, each member of the Committee must be financially literate, having the ability to read and understand a set of financial statements that present the breadth and level of complexity or accounting issues that are generally comparable to the breadth and complexity of the issues that can be reasonably be expected to be raised by the Corporation’s financial statements.

(a)	At least one member (the “financial expert”) of the Committee must have:

(i)	An understanding of financial statements and accounting principles used by the Corporation to prepare its financial statements;

(ii)	The ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(iii)	Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(iv)	An understanding of internal controls and procedures for financial reporting; and

(v)	An understanding of audit committee functions.

(b)	The financial expert must have acquired the foregoing attributes through one or more of the following:

(i)	Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii)	Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)	Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)	Other relevant experience.

(3)	Mandate and Responsibilities

The Audit Committee shall:

(a)	Review and assess the adequacy of the Audit Committee Charter on an annual basis;

(b)	Meet with the Corporation’s external auditors as necessary and before the submission of the audited annual financial statements to the Board and communicate to external auditors that they are ultimately accountable to the Board and the Audit Committee as representatives of shareholders;

(c)	Review the annual financial statements of the Corporation and “management’s discussion and analysis” and recommend the financial statements for approval to the Board;

(d)	Review and approve interim financial statements of the Corporation and “management’s discussion and analysis” prior to filing with the securities regulatory authorities and delivery to shareholders;

(e)	Obtain explanations from management on all the significant variances between comparative reporting periods and, in respect of the annual financial statements, question management and the external auditor regarding the significant financial reporting issues discussed during the fiscal period and the method of resolution;

(f)	Be responsible for:

(i)	Ensuring that a written statement is obtained from the external auditor describing all relationships between the external auditor and the Corporation;

(ii)	Discussing with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor; and

(iii)	Determining that the external auditors have a process in place to address the rotation of the lead partner and other audit partners serving the account as required under independence standards;

(g)	Assess the performance of the external auditors and recommend to the Board annually or as they may otherwise determine a duly qualified external auditor to be nominated (for appointment or retention) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation;

(h)	Review the plan and scope of the audit to be conducted by the internal (if any) and external auditors of the Corporation;

(i)	Approve, or recommend to the Board for approval, the compensation of the external auditors;

(j)	Directly oversee the work of the external auditors, including reviewing the Corporation’s critical accounting policies and practices, material alternative accounting treatments and material written communications between the external auditors and management, and the resolution of disagreements between management and the external auditor regarding financial reporting;

(k)	Pre-approve all audit and permitted non-audit services to be provided to the Corporation or its subsidiary entities by its external auditors or the external auditors of the Corporation’s subsidiary, in accordance with Applicable Laws;

(l)	Review all post-audit or management letters containing the recommendations of the external auditor and management’s response or follow-up of any identified weakness;

(m)	Meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with external auditors;

(n)	Review all annual and interim earnings press releases;

(o)	Determine that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements, other than disclosure in the Corporation’s financial statements, management’s discussion and analysis and earnings press releases, and periodically assess the adequacy of these procedures;

(p)	Establish procedures for:

(i)	The receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(ii)	The confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

(q)	Enquire as to the adequacy of the Corporation’s system of internal controls;

(r)	Review and approve all related party transactions;

(s)	Review and approve the Corporation’s hiring policies regarding employees and former employees of the present and former external auditors of the Corporation;

(t)	Have such other duties, powers and authorities, consistent with the provisions of the Canada Business Corporations Act, as the Board may, by resolution, delegate to the Audit Committee from time to time.